2001





ChemFirst Inc.®

ANNUAL REPORT







ChemFirst is a global supplier of electronic chemicals and materials to the semiconductor industry and specialty intermediates for polyurethanes and other applications. The Company's stock trades on the New York Stock Exchange under the symbol CEM.

CONTENTS

FINANCIAL HIGHLIGHTS

	Years ended December 31 (In Thousands of Dollars, Except Per Share Amounts)	
	2001	2000
Results of Operations:		
Sales	**$ 309,974**	$ 383,879
Earnings (loss) from continuing operations	**$ (7,329)**	$ 22,604
Depreciation and amortization	**$ 24,649**	$ 28,454
Capital expenditures	**$ 19,248**	$ 16,932
Financial Position:		
Total assets	**$ 302,444**	$ 383,743
Total debt	**$ 12,671**	$ 49,329
Shareholders' equity	**$ 219,890**	$ 234,814
Total debt as percent of total capitalization	**5%**	17%
Per Common Share:		
Earnings (loss) from continuing operations, diluted	**$ (0.52)**	$ 1.43
Cash dividends declared	**$ 0.40**	$ 0.40
Book value	**$ 15.65**	$ 16.60
Closing market price at December 31	**$ 23.97**	$ 22.07

Effective June 30, 2001, the Company sold its custom and fine chemicals business (CFC). The table below reflects the effect of CFC's operating results and loss on disposition on the Company's current and prior year operations.

	Years ended December 31 (In Thousands of Dollars, Except Per Share Amounts)	
	2001	2000
Sales:	**$ 309,974**	$ 383,879
CFC sales	**32,077**	70,352
Sales excluding CFC	**$ 277,897**	$ 313,527
Earnings (loss) from continuing operations:	**$ (7,329)**	$ 22,604
CFC operating results - after tax	**(1,577)**	(1,277)
Loss on CFC disposal - after tax	**(16,774)**	-
Earnings from continuing operations excluding CFC	**$ 11,022**	$ 23,881
Earnings (loss) per share from continuing operations, diluted:	**$ (0.52)**	$ 1.43
CFC operating results - after tax	**(0.11)**	(0.08)
Loss on CFC disposal - after tax	**(1.18)**	-
Earnings from continuing operations excluding CFC	**$ 0.77**	$ 1.51

1996

ChemFirst was formed from the chemicals and non-fertilizer assets spun off from First Mississippi Corporation which was merged with Mississippi Chemical Corporation. Restructuring activities since that time include:

1997



Acquired the acylation derivatives business of Clariant Corporation involved in development and marketing of resins for 248 nanometer deep ultraviolet photoresists.

Sold remaining interest in Melamine Chemicals, Inc.

1998



Acquired the chemical mechanical planarization assets for semiconductor production of Baikowski Chime and of Moyco Technologies.

Doubled aniline capacity with the completion of a world scale, 250 million pound per year aniline plant in Baytown, Texas.

Sold all interest in Power Sources, Inc.

1999



Acquired a choline product line for cleaning copper interconnects and licensed a new technology, photochemical metal organic deposition, to broaden its electronic chemical platforms for the semiconductor industry.

Sold engineered products and services business.

2000



Sold steel business.

2001



Sold custom and fine chemicals business.

The Company's strategy is to grow its chemicals business by building on an established base of proprietary products, technology and market leadership. The focus is on high margin, high growth chemicals and related products and services for the semiconductor industry. The objective is to increase earnings and shareholder value.

2001 CHAIRMAN'S LETTER

It was a difficult but eventful year for us. The U.S. economy had the worst downturn in a decade. The semiconductor industry had the worst downturn in its history. Our businesses suffered in this environment as many businesses did.

However, we made good progress on our goals of simplifying the company and increasing emphasis on electronic chemicals and materials for the semiconductor industry. We sold our custom and fine chemicals business (CFC) mid-year and reduced debt with the $79 million proceeds. We bought out the minority owners in our deep ultraviolet (DUV) resins business and combined the Dayton electronic chemicals manufacturing operations with it to form ChemFirst Electronic Materials. We reduced headcount as part of these restructuring events and in other areas where business declined. But we added resources where needed to support future growth. In short we positioned the company to benefit from the recovery when it comes.

Results

Earnings excluding losses associated with the sale and operations of CFC were $11.0 million or 77 cents per share versus $1.51 per share prior year. Earnings were off primarily due to the semiconductor industry recession and development expenses for chemical mechanical planarization (CMP) and DUV resins. Lower margins on polyurethanes due to volatile raw materials costs also hurt. Sales excluding CFC were $278 million, down 11% from $314 million last year.

Reported results from continuing operations, including losses from CFC of $18.3 million or $1.29 per share, were a loss of 52 cents per share versus earnings of $1.43 per share last year.

Electronic and Other Specialty Chemicals
Operating profits were $6.2 million versus $19.9 million last year excluding losses associated with the sale of CFC in Q2. Sales excluding CFC were down 11% to $120 million.

Remover and DUV resin volumes were down 20% and 5% respectively, while semiconductor industry revenues were down 35%. Higher CMP development and marketing costs for increased customer evaluations and qualifications of slurries for shallow trench isolation, copper and tungsten CMP applications hurt results this year. We expect these investments to pay off in the future.

Our electronic chemicals and materials businesses are in three of the fastest growing areas of the semiconductor industry. Remover product markets are forecast to grow faster than the 11% annual rate of silicon consumption. Markets for CMP and DUV resins are forecast to grow 28% and 23%, respectively.

In 2006, 70% of all semiconductor wafer starts will require CMP and DUV versus less than 30% in 2001. Smaller, faster chips with lower power consumption are essential for mobile high performance PCs, cell phones and other communications devices, video games, DVDs and digital cameras. We develop products to manufacture leading edge chips for these devices.

Our remover business suffered from lingering effects of the explosion in June 2000 at a supplier's plant which reduced supplies of hydroxylamine,


GLOBAL SEMICONDUCTOR INDUSTRY REVENUES
BILLIONS
300
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002E
2003E
2004E
2005E
Source: Gartner Dataquest, "A Semiconductor Disaster in 2001 Will Spill Over Into 2002", Mary Ann Olsen, December 13, 2001

The worldwide semiconductor market grew 33% to $227 billion in 2000, then spiraled downward 35% to $148 billion in 2001, the worst downturn ever recorded for the industry.

a key raw material. Availability of supply is no longer a problem, however.

Other specialty chemicals include nitrotoluenes and derivatives. We are the sole North American producer of these chemicals which are used in ag chemicals, antioxidants and antiozonants for protecting rubber, dyes and pigments, optical brighteners and color film developers. Profits from these products were up versus last year mainly due to improved margins. This is a low-cost, low-maintenance business that provides good cash flow.

Polyurethane Chemicals

Polyurethane operating profits were $25.0 million, down 20% from last year's record $31.2 million on a 12% drop in sales. Our primary product is aniline, most of which is sold under long-term contracts that adjust for changes in raw material costs. However, margins were hurt this year by unusual volatility in raw material prices.

This business held up well despite the economy due to strong demand from residential and commercial construction, appliance, packaging and transportation applications. Historically, U.S. aniline demand has grown about 5% annually and is projected to grow in the 5% - 6% range. This is a good business that provides cash to reinvest for growth in electronic chemicals and for stock repurchases.

Capital Expenditures and Financial Structure

Capital expenditures were about $19 million in 2001, mostly for improvements and upgrades in our electronic chemicals R&D and applications labs and manufacturing facilities. Over the last four years we've invested nearly $50 million in capital equipment and facilities for electronic chemicals in the U.S., U.K. and Japan to increase our manufacturing capacity and equip our state of the art labs. We have ample capacity to meet demand as the semiconductor industry recovers.

Our balance sheet continues very strong with net cash of over $31 million. Except for the Phase II aniline expansion at Baytown, capital

CONSTRUCTION vs GDP


BILLIONS $
70000.0
60000.0
50000.0
40000.0
30000.0
20000.0
10000.0
0.0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
Jan. '00 Feb. '00 Mar. '00 Apr. '00 May '00 Jun. '00 Jul. '00 Aug. '00 Sep. '00 Oct. '00 Nov. '00 Dec. '00 Jan. '01 Feb. '01 Mar. '01 Apr. '01 May '01 Jun. '01 Jul. '01 Aug. '01 Sep. '01 Oct. '01 Nov. '01 Dec. '01
Source: Commerce Department
Construction Put in Place ($) Residential Non-Residential GDP (% Change)

Polyurethanes held up well despite the economy due to strong demand from residential and commercial construction.

expenditures should not exceed operating cash flow during the next several years.

We spent approximately $3.8 million buying back 186,000 shares in 2001. Over the last five years, we bought 7.5 million shares or about a third of shares outstanding at a total cost of $165 million. We have approximately $65 million remaining in the current repurchase authorization and expect to continue to buy shares as a tax efficient way to return cash to shareholders when other attractive investment alternatives are limited.

Outlook

We have a clean, focused portfolio with strong cash flow from polyurethanes that is funding high growth in electronic chemicals. We intend to accelerate growth of electronic chemicals and make this the largest and most visible part of our portfolio. With help from a recovering economy in '02, we hope to increase earnings and shareholder value.

R. Michael Summerford
President and Chief Operating Officer

J. Kelley Williams
Chairman and Chief Executive Officer






11%
55%
34%

Employees: 487
- Electronic & Other Specialties
- Polyurethanes
- Corporate


5%
21%
74%

Capital Expenditures: $19MM
- Electronic & Other Specialties
- Polyurethanes
- Corporate


19%
48%
33%

Identifiable Assets: $302MM
- Electronic & Other Specialties
- Polyurethanes
- Corporate

1. WAFER PREPARATION



1. Wafers are sliced from an ultra-pure silicon crystal ingot, polished and cleaned.

2. CREATING TRANSISTORS



2. A thin dielectric layer of silicon dioxide is formed over the wafer. To create the transistor and other active areas and device features, areas of the underlying silicon are selectively patterned, then chemically or physically altered to define their electrical properties in a series of steps:

- Deposition
- ▤ Photoresist coat
- Photolithographic patterning
- Etch or ion implantation
- ◯ Resist and post-etch residue removal
- △ Chemical mechanical planarization
- △ Post-CMP clean

These steps are repeated numerous times as the various device features are created.

SEMICONDUCTOR PRODUCTION CYCLE

ChemFirst Inc. develops and produces chemicals and materials used in the fabrication of today's most advanced semiconductor chips.

In this simplified illustration of the production cycle, use of the company's products is designated by a color-coded icon adjacent to the process description.

ChemFirst Electronic Products

▤ **Resins for Deep Ultra Violet Photoresists**
Includes specialty polymers for photoresist resins used in 248 and 193 nanometer photolithography.

△ **Slurries and Cleaners for Chemical Mechanical Planarization**
Includes slurries and post-CMP cleaners for shallow trench isolation, inter-layer dielectric, tungsten, aluminum, copper and low-k applications.

◯ **Removers and Cleaners**
Includes organic photoresist removers; post-dry-etch polymer removers and cleaners for aluminum, copper, TEOS, and low-k materials; surface treatments and cleaners; removers for thick and dry film resists used for wafer bumping during packaging; additives for dry film cleaners and removers used in the packaging process and in production of printed wire boards.

Glossary

Active Device - A (non-mechanical) circuit component that has gain or switches current flow, such as a diode, transistor, etc.

Deposition - A heat or mechanical sputtering process whereby a thin film of material is deposited over the surface of the wafer.

Dielectric - A material that is non-conductive; an insulator.

Etch - Process of removing the top layer of the wafer surface through openings in the photoresist pattern. The image created in the lithography step is thereby permanently transferred to the surface layer of the wafer.

Chemical Mechanical Planarization - A wafer flattening and polishing process that combines chemical removal (selectivity) with mechanical buffing to remove unwanted material that would otherwise cause rough topography on the wafer surface. The smoother and flatter the wafer surface, the better the resolution in subsequent photolithography processes, enabling the semiconductor manufacturers to achieve smaller feature sizes.

Ion Implantation - Charged atoms (ions) are accelerated in an electric field into the semiconductor material, changing the electrical characteristics of regions of the semiconductor crystal to a negative or positive type, allowing engineers to manipulate the tiny circuit for their design purposes.

Photolithography and Photoresist - Optical process using light of specific wavelengths to produce patterns on a wafer. The wafer is coated with photoresist, then the light beam is directed through a glass mask patterned with opaque areas that block light (similar in principal to a stencil) to produce an image of the circuit in the photoresist. The light causes a chemical reaction in the photoresist, rendering the resist either more or less soluble. The exposed resist is developed, and the wafer is ready to be etched. Wafer surface material not protected by the hardened photoresist is removed during the etch process.

3-4. BUILDING THE INTERCONNECT



3. Once created, the transistors and other active devices must be wired together by a series of interconnect layers. The process of building the wiring begins with deposition of a dielectric material, followed by:

- △ Planarization
- △ Post-CMP clean
- □ Photoresist coat
- Photolithographic patterning
- Etch to produce contact holes (vias) to allow connection of the active devices to the metal layer
- ○ Resist and post-etch residue removal
- ○ Clean

4. Next, the vias created in the previous etching step are filled with metal:

- Deposition of metal
- △ Planarization
- △ Post-CMP clean

5. CIRCUIT WIRING



5. The first metal wiring layer is then created:

- Deposition of metal
- □ Photoresist coat
- Photolithographic patterning
- Etch
- ○ Resist and post-etch residue removal
- ○ Clean

In a newer, more advanced production method involving fewer process steps, copper metal is used as the wiring. Copper was chosen because of its high conductivity and reliability. Since copper cannot be dry-etched in the same fashion as aluminum, the dielectric layers are patterned first. A thin barrier film and copper seed layer are deposited and copper is plated into the micro-patterns to form the circuitry. The "damascene" process relies on many of the same techniques employed in previous fabrication technologies, including dielectric material deposition, □ photoresist coating, lithographic patterning, etching, ○ resist and ○ residue removal and ○ cleaning. In addition there is physical and electrodeposition of copper followed by △ CMP and △ post-CMP cleaning.

7-8. TESTING AND PACKAGING



7. A final dielectric layer is deposited to protect the chip components, and bonding pads are formed at the edge of each chip (using □ photolithography) to allow attachment of wire leads to connect the chip to the packaging module and then to the circuit board. The wafer chips are electrically tested and then diced apart with a diamond saw.

8. Fine wire leads or ○ "bumps" provide connection from individual chips to conducting fan-out patterns within ceramic, metal, or plastic packages. These packages are then sealed to protect the chip from physical and environmental damage and to aid in dissipation of heat generated by the chip. After final electrical tests, device specifications are printed on the packaging module. The chips may then be mounted with other components in multi-chip modules, or placed directly on a ○ printed wire board for an end use device.

6. COMPLETING THE LAYERS



6. Steps 3 - 5 are repeated for each series of interconnect layers. Advanced devices average 6 - 7 metal layers. ▣ △ ◍

ChemFirst Inc.®

ELECTRONIC AND OTHER SPECIALTY CHEMICALS

We produce high purity, patented and proprietary chemicals for wafer cleaning, surface preparation, photoresist stripping and post-dry-etch polymer removal for the manufacture of semiconductors. We produce chemicals and slurries for chemical mechanical planarization (CMP) of semiconductor substrate surfaces and resins for deep ultraviolet (DUV) photoresists used in semiconductor photolithographic patterning processes. Products may be distributed by truck, rail, barge or ship.

Electronic chemicals growth is based on semiconductor chip demand. Semiconductor revenues have historically grown at an average rate of about 15%, but were down 35% in 2001. Industry growth is expected to return to historical levels over the next few years. Fabricating complex chips with more layers and smaller feature sizes to increase speed and lower power consumption requires sophisticated chemicals and materials. We develop and supply these high performance chemicals and materials.

There are four major technical areas the semiconductor industry is focused on today:

- Photolithography
- Chemical Mechanical Planarization
- Copper Deposition
- Low-k Dielectrics

We are directly involved in photolithography and CMP with resins for DUV photoresists and slurries and cleaners for CMP. Our remover products are also used during the photolithographic process. We are indirectly involved in copper and low-k dielectric cleaning through cooperative product development efforts with customers and industry alliances with equipment manufacturers and materials suppliers.

Remover, Cleaner and Surface Preparation
Our remover line of business includes a broad array of products, from early generation cleaners and strippers to the latest advanced copper and low-k compatible removers. These products are used

WHERE THE CHIPS GO


PCs 30%
Communications 26%
Consumer Electronics 20%
Other 18%
Auto 6%

Worldwide factory revenue from electronic equipment in 2001.

Chart Source: Gartner Dataquest, "Worldwide Electronic Equipment Production and Semiconductor Consumption Forecast, 2001 Update" Barbara Van, December 13, 2001



We should benefit in both our remover and CMP businesses as new materials technologies like copper and low-k dielectrics become more widely adopted. Copper processes in feature sizes 0.15 to 0.13 microns currently represent less than 5% of worldwide semiconductor production but have high potential to capture as much as 25% of the interconnect market over the next five years. The products we develop are critical enablers for these new technologies.

– Jerry Coder, *President, EKC Technology, Inc.*

to remove photoresist and etch residues produced during the photolithography and etching steps in wafer fabrication. We also have products for cleaning "cleanroom" facilities and equipment. We are the top supplier of remover products in the U.S. and Europe, and we are also number one in all areas of the Far East except Japan, where we are the second largest supplier. Semiconductor manufacturers depend on our products to help them improve manufacturing yields and device reliability.

Resins for Deep Ultraviolet Photoresists

We are the world market leader in resins used in formulating photoresists for 248 nanometer DUV photolithography. Photoresists are light-sensitive liquids used to pattern the circuit features on a wafer. DUV photoresists are used in the manufacture of integrated circuits with feature sizes of 0.25 microns or less. Our strong competitive position is based on patented and proprietary technology and exclusive raw material sourcing. We are the sole U.S. manufacturer of these resins. We are also working on follow-on resins for future platforms. Our customers include the world's major photoresist manufacturers. We work closely with them to develop and formulate new materials to meet the demands of semiconductor producers worldwide.

Chemical Mechanical Planarization

CMP is also used to make chips with features at 0.25 microns and below. As the number of metal layers increase and feature sizes decrease, CMP is used to planarize the device surface to achieve sharp focus of photolithographic images.

We have CMP products for planarizing both oxide and metal surfaces and for advanced applications like shallow trench isolation (STI). We've used our chemical experience in removers and cleaners to develop novel approaches like our patented AutoStop™ STI technology to solve customers' problems. Our goal is to provide customers with slurries that offer the best performance and lowest cost of ownership.

WORLDWIDE SILICON DEMAND BY LINEWIDTH



ANNUAL WAFER STARTS IN MILLIONS
180
160
140
120
100
80
60
40
20
0
30%
70%
1999
2000
2001
2002E
2003E
2004E
2005E
2006E
Source: VLSI Research
LINEWIDTH IN MICRONS:
≥0.30 but ≤1.5
≥0.20 but <0.30
≥0.16 but <0.20
≥0.12 but <0.16
<0.12

MIGRATION TO SMALLER DESIGN

Industry forecasts show rapid migration to design rules (i.e. dimensions) below 0.25 microns (see chart above). This means worldwide consumption of 248 nanometer DUV photoresists and CMP materials is growing rapidly. Industry experts have forecast that approximately 70% of all semiconductor wafer starts in 2006 will require CMP and DUV versus less than 30% in 2001.



New Developments

In addition to our ongoing efforts to improve our existing products and technologies, we continue to invest in promising new technologies for the future.

Photochemical Metal-Organic Deposition or PMOD™ is a photosensitive technique for forming metal or metal-oxide features in electronic packaging and integrated circuits. PMOD™ has many potentially useful applications and may ultimately reduce the number of operations required to form critical features on integrated circuits. We have an exclusive worldwide license in PMOD™ from Simon Fraser University for basic patents and a strong intellectual property portfolio. Initial applications include embedded passives for electronic packaging.

As an extension of our DUV resin expertise, we also produce conductive polymers for organic light-emitting diodes (OLED) for next-generation displays in cell phones, car radios, camcorders, digital cameras and other devices. OLEDs have greater design flexibility, performance and cost benefits than conventional LEDs and LCDs, and have even been manufactured as flexible (plastic) displays. We are supporting our customers' development programs and expect to scale up to commercial quantities this year.

We are also funding research programs and working with leading equipment manufacturers to develop chemicals and process technology to apply supercritical CO_2 (carbon dioxide under high pressure) for cleaning surfaces during the fabrication of semiconductors.



ELECTRONIC CHEMICALS SALES BY REGION

Our electronic chemicals and materials business is global. Our customers range from top-ranked semiconductor producers to independent niche device manufacturers, worldwide. We have R&D and applications labs and manufacturing capability in the U.S., Japan and Europe. We also have experienced agents and distributors in other key semiconductor production areas in Taiwan, Korea, Singapore, China and Malaysia.


35%
U.S.
46%
Far East
& Japan
19%
Europe

This technology may overcome limitations of traditional wet-chemical cleaning techniques as critical dimensions of integrated circuits get smaller and is a natural extension of our cleaning and remover know-how.

We hope to grow our electronic chemicals business by building on our experience with specialized chemistries in semiconductor manufacturing, our R&D and applications labs capabilities, our access to proprietary raw materials and our strong customer relationships.

Other Specialties

We produce nitrotoluene and key derivatives for a variety of applications: rubber chemicals, dyes, pigments, herbicides and photographic chemicals. These mature products are generally sold under long-term contracts to a limited number of long-standing customers.

We are the only North American producer of nitrotoluene derivatives and we represent about 14% of total world capacity. This business provides good cash flow and requires little capital reinvestment.

New generation resins and resists have extended 248 nm technology to smaller dimensions once thought achievable only by 193 nm photolithography platforms. Features are being created today that are smaller than the light wavelengths used to produce them. There is also a strong development effort to substitute 248 nm resists in older I-line applications with larger features (0.35 – 0.60 microns) to simplify manufacturing. So, the market for 248 nm DUV platforms is growing at both ends and it appears that 248 nm will continue to dominate advanced semiconductor production processes longer than originally thought possible.

–Bill Wilkison, *President, ChemFirst Electronic Materials L.P.*

Commercial and residential construction markets are our main growth drivers. We were fortunate this year as the housing market was one of the few bright spots in this recessionary economy. We look for steady growth at about twice GDP, and are encouraged by the variety of new applications that are continually developing for MDI.

–George Simmons, *President, First Chemical Corporation*



POLYURETHANE CHEMICALS

Polyurethane chemicals include aniline, our largest single product, and nitrobenzene. Nitrobenzene is used primarily to make aniline, but is also sold separately for the manufacture of iron oxide pigments and as an intermediate for the analgesic acetaminophen. Polyurethane chemicals may be distributed by truck, rail, barge or ship.

Most domestic aniline is produced for captive use as a feedstock for MDI (methylene diphenyl diisocyanate). MDI has many applications for useful everyday products, but is primarily sold for production of rigid polyurethane insulation for residential and commercial construction. Other major end-markets include automotive applications, appliances, and packaging.

We are the largest merchant supplier of aniline in North America, with a production capacity of approximately 500 million pounds. The company's largest customer is Bayer Corporation. We supply all of Bayer's North American requirements under long-term contract from plants in Pascagoula, Mississippi and Baytown, Texas. U.S. aniline demand has grown historically at around 5% annually and is expected to continue at a 5% – 6% rate. We anticipate increasing capacity by 250 million pounds at our Baytown plant in the '04 – '05 time frame. This business provides excellent cash flow based on efficient, low-cost, world-scale production facilities, proprietary process technology, and long-term customer relationships.

POLYURETHANE CHEMICALS PRODUCTION AND MARKETS


Oil Refining
Gasoline
Kerosene
Diesel
LPG
Naptha
Xylene
Toluene
Benzene
Nitric Acid
Nitrobenzene
Aniline
Analgesics
Pigments/Dyes
MDI
Rubber Chemicals
Ag Chemicals
Polyurethanes
Rigid foam insulation used in residential and commercial construction, automobile body components and seating, furniture and floor coatings, appliances and packaging
Accelerators, antioxidants and antiozonants used to improve the performance of rubber compounds used to make products such as tires and radiator hoses
Corn herbicides
Acetaminophen
Pigments as colorants for bricks and other items
HERBICIDE

Selected Financial Data

	Years ended December 31 (In Thousands of Dollars, Except Per Share Amounts)									
	2001	%	2000	%	1999	%	1998	%	1997	%
Gross sales to unaffiliated customers:										
Electronic and Other Specialty Chemicals	**$ 152,286**	47	204,905	52	177,554	55	179,579	58	179,549	60
Polyurethane Chemicals	**157,688**	49	178,974	45	144,389	44	125,525	40	118,273	39
Total gross sales	**309,974**	96	383,879	98	321,943	99	305,104	98	297,822	99
Other revenues	**13,551**	4	9,606	2	3,641	1	5,195	2	3,586	1
Total revenues	**$ 323,525**	100	393,485	100	325,584	100	310,299	100	301,408	100
Operating profit from continuing operations before income taxes and investee earnings										
Electronic and Other Specialty Chemicals	**$ (24,725)**		17,854		18,048		17,796		27,617	
Polyurethane Chemicals	**24,997**		31,234		31,034		22,648		24,071	
	272		49,088		49,082		40,444		51,688	
Unallocated corporate expenses	**(13,412)**		(10,450)		(11,811)		(9,781)		(11,347)	
Interest income (expense), net	**(1,249)**		(2,328)		(782)		213		3,010	
Other income (expense), net	**1,063**		(143)		(536)		9,224		14,997	
	(13,326)		36,167		35,953		40,100		58,348	
Income taxes (benefit)	**(5,997)**		13,563		13,480		15,440		23,050	
Equity in net earnings of equity investees	**-**		-		-		-		2,497	
Earnings (loss) from continuing operations	**(7,329)**		22,604		22,473		24,660		37,795	
Earnings (loss) from discontinued operations, net of taxes	**-**		-		-		(2,618)		1,103	
Net gain (loss) on disposal of discontinued businesses, net of taxes	**-**		9,656		646		(11,950)		-	
Net earnings (loss)	**$ (7,329)**		32,260		23,119		10,092		38,898	
Earnings (loss) per common share:										
Continuing operations	**$ (0.52)**		1.44		1.23		1.28		1.85	
Discontinued operations, net of taxes	**-**		-		-		(0.14)		0.06	
Net gain (loss) on disposal of discontinued businesses, net of taxes	**-**		0.62		0.03		(0.62)		-	
Net earnings (loss)	**$ (0.52)**		2.06		1.26		0.52		1.91	
Earnings (loss) per common share, assuming dilution:										
Continuing operations	**$ (0.52)**		1.43		1.22		1.27		1.81	
Discontinued operations, net of taxes	**-**		-		-		(0.14)		0.05	
Net gain (loss) on disposal of discontinued businesses, net of taxes	**-**		0.61		0.03		(0.61)		-	
Net earnings (loss)	**$ (0.52)**		2.04		1.25		0.52		1.86	
Net working capital	**$ 96,104**		94,783		112,969		116,936		79,936	
Long-term debt	**$ 4,755**		41,640		24,224		64,956		3,941	
Total assets	**$ 302,444**		383,743		402,387		443,434		433,097	
Stockholders' equity	**$ 219,890**		234,814		288,724		285,482		321,697	
Cash dividend payout rate		*		19		31		76		20
Return on average equity - continuing operations		(3)		9		8		8		12
Return on sales - continuing operations		(2)		6		7		8		13
Long-term debt/equity ratio	**0.02**		0.18		0.08		0.23		0.01	
Current ratio	**3.37**		2.74		3.54		3.66		2.19	
Cash dividends per share	**$ 0.40**		0.40		0.40		0.40		0.40	
Book value per share	**$ 15.65**		16.60		16.13		15.48		16.06	

* Computation not applicable due to loss.

The following discussion is based upon and should be read in conjunction with ChemFirst Inc.'s ("the Company's") financial statements, including the notes thereto.

Critical Accounting Policies

Management's discussion and analysis of its financial position and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While the estimates and assumptions associated with the application of these policies may be affected by different assumptions or conditions, the Company believes the estimates and judgements associated with the reported amounts are appropriate in the circumstances.

Our significant accounting policies are described in note 1 to the consolidated financial statements. In response to the Securities and Exchange Commission's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," the Company has reviewed its accounting policies and determined that the most critical policies relate to inventory valuation, long-lived assets and contingencies.

Inventory Valuation – The Company values its inventories principally at average cost or at market, if lower. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair value, less costs to sell and normal gross profit margin, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Long-lived Assets – The Company assesses the impairment of identifiable intangibles, long-lived assets and related goodwill when facts and circumstances indicate that the carrying amount of an asset may not be recoverable as estimated future, undiscounted cash flows are less than the carrying amount of the long-lived assets. Factors that could trigger an impairment review include, but are not limited to: significant and continued underperformance versus expected historical or projected operating results; significant changes in the manner of use of the assets; significant negative industry or economic trends; and significant decline in the Company's stock price for a sustained period. When estimated future discounted cash flows are less than the carrying amount of the net long-lived assets, an impairment loss is charged to operations. With the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 (see Accounting Developments), in lieu of amortization, the Company is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. The Company expects to complete its initial review during the first quarter of 2002. We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

Contingencies – Estimates of loss contingencies related to pending litigation and costs for environmental remediation are charged to expense when it is probable an asset has been impaired or a liability incurred and the amount can be reasonably estimated. If a potentially material loss contingency is reasonably possible, or probable but cannot be estimated, then the nature of the contingency and an estimated range of possible loss, if determinable and material, are disclosed. The Company continues to review its pending litigation and responsibilities related to environmental remediation. As additional information becomes available, the Company assesses these contingencies and revises provisions and disclosures accordingly.

2001 VERSUS 2000

Consolidated Results

Results of continuing operations for 2001 were a loss of $7.3 million or $0.52 per share. These results include an after tax loss of $16.8 million or $1.18 per share due to the Company's decision to exit and dispose of its custom and fine chemical operations (see note 2 to the Consolidated Financial Statements) and an after tax gain of $0.7 million or $0.05 per share from the sale of the Company's interest in a captive insurance company. Excluding these items, earnings from continuing operations were $8.8 million or $0.61 per share, down from $22.6 million or $1.43 per diluted share for the prior year, primarily due to lower sales and margins in both electronic and other specialty chemicals and polyurethane chemicals. Results for the current year also include custom and fine chemicals after tax operating losses of $1.6 million or $0.11 per share versus prior year after tax operating losses of $1.3 million or $ 0.08 per share. Earnings per share for the current year are based on approximately 10% fewer average shares outstanding versus the prior year, resulting from share repurchases by the Company. Sales declined 19% for the year, with 10% attributable to the divestiture of fine chemical operations, 4% to remaining electronic and other specialties and 5% to polyurethanes. General, selling and administrative expenses were $56.9 million in 2001, down 3% from 2000, with the elimination of fine chemical expenses more than offsetting increased product and market development costs and unallocated corporate expenses. Other operating income was up 11%, due to increased insurance proceeds associated with the hydroxylamine supply shortage discussed below. Interest expense, net of interest income, was down $1.1 million from the prior year, primarily due to repayment of debt with proceeds from the fine chemical disposition.

Segments

Electronic and Other Specialty Chemicals results for the current year were an operating loss before taxes of $24.7 million versus operating profits of $17.9 million for the prior year. Current year results include a $28.4 million pretax loss resulting from the Company's decision to exit and dispose of its custom and fine chemical operations. Pretax operating results of custom and fine chemical operations for the current year were a loss of $2.5 million on $32.0 million in sales versus a $2.0 million loss on $70.4 million in sales for the prior year. The custom and fine chemical business suffered over the last several years from declining sales of agricultural intermediates, industry overcapacity and competition from the Far East. These declines were partially offset with growth in electronic chemical products and pharmaceuticals, however, capacity utilization and investment returns continued to be low. Excluding the custom and fine chemicals loss on disposal and operating results, current year results were a pretax profit of $6.2 million, down from $19.9 million for the prior year, and sales were $120.2 million, down from $134.6 million. Operating profits declined as sales decreased on lower volume and gross margins. Gross margins declined from 36% to 32% of sales as lower electronic chemical facility utilization more than offset improved margins in other specialties. Volumes for removers and deep ultra violet ("DUV") resins were down 20% and 5%, respectively, due to a downturn in the semiconductor industry. Remover volume was also affected by the shortage of hydroxylamine raw material discussed below. Also, other operating expenses in electronic chemicals were up over the prior year. This increase in expenses reflects higher chemical mechanical planarization ("CMP") product and market development cost as well as approximately $0.8 million in severance cost related to workforce reductions.

Operations continue to be affected by the June 2000 explosion at Nissin Chemical, which disrupted the supply of hydroxylamine raw material for HDA® electronic chemicals. The impact in the current year has been reduced somewhat by business interruption recoveries of $7.5 million for the first three quarters of the year. However, a recovery for the quarter ending December 31, 2001, has not been recorded as the Company has been unable to reach an agreement with its carriers as to the amount of additional loss. Prior year results reflect insurance recoveries of $5.4 million covering the period from June 30 through the end of that year (see note 10 to the Consolidated Financial Statements).

Improvement in 2002 for our electronic and other specialties business is largely dependent on recovery in the semiconductor industry, which suffered its worst decline in history in 2001 with worldwide revenues down an estimated 35%. Industry forecasts for 2002 predict a flat first half with improving fundamentals and a return to growth in the second half. The Company expects some improvement but is cautious about the outlook and timing of a recovery. The degrees of success, in both CMP business development and securing additional business interruption insurance recoveries, will also shape 2002. While the Company believes its claims for additional business interruption collections are valid, additional recoveries cannot be predicted with certainty. CMP product formulations and performance requirements are evolving as semiconductor devices shrink and new materials are introduced into chip production processes. This requires intense product development and extensive testing in customer processes before products are qualified and commercial sales begin. Pretax operating losses in 2001, from the CMP product lines, were $7.8 million versus $5.4 million in the prior year, reflecting the continuing product development as well as expansion in Japan.

Polyurethane Chemicals pretax operating profits for the current year were $25.0 million, down from $31.2 million for the prior year, primarily due to lower margins. Sales were $157.7 million, down from $179.0 million primarily due to the influence of lower raw material cost pass-through versus the prior year as volume decreased only 2%. Gross margin as a percentage of sales declined from 21% last year to 19% this year, primarily due to raw material price volatility.

The outlook for our polyurethane chemicals business is dependent upon demand for MDI (methylene diphenyl diisocyanate) for residential and commercial construction, appliance, packaging and transportation applications. The business held up well during an otherwise weak economy in 2001, with no significant change in demand presently forecasted for 2002. Most of the Company's polyurethane products are sold under long-term contracts that provide for price adjustments based on the cost of raw materials. Abrupt changes in these costs are not always matched by equal changes in revenue and can lead to either plus or minus variances in margin from period to period. Overall, the Company believes the net effect of such abrupt changes will be immaterial for the term of these contracts.

Unallocated corporate expense for the current year was $13.4 million, up from $10.5 million in the prior year, reflecting $0.5 million in severance accruals related to corporate workforce reductions, $0.7 million in higher insurance deductibles for legal costs in cases being defended by the Company's insurer and higher pension and other benefit expenses. Net interest expense for the current year was $1.2 million versus $2.3 million from the prior year on lower average debt and increased interest income from the proceeds of the custom and fine chemicals disposal. Other income for the current year included a $1.1 million pretax gain from the sale of the Company's interest in an offshore captive insurance company.

2000 VERSUS 1999

Consolidated Results

Earnings from continuing operations for 2000 were $22.6 million or $1.43 per diluted share versus $22.5 million or $1.22 per diluted share for 1999. While earnings were up only slightly, earnings per share were up 17% due to a 14% decline in average shares outstanding due to share repurchases. Sales for the year were up 19% to $383.9 million on higher prices for polyurethane chemicals due to energy and raw materials cost pass-throughs and increased electronic and other specialty chemicals volume. General, selling and administrative expenses for 2000 were $58.6 million, up $8.0 million from the prior year, primarily due to increased overhead in electronic and other specialty chemicals. Other operating income was up $6.0 million in 2000, primarily due to the business interruption insurance proceeds associated with the hydroxylamine supply shortage.

Segments

Electronic and Other Specialty Chemicals pretax operating profits for 2000 were $17.9 million versus $18.0 million for 1999. Pretax operating results of custom and fine chemical operations for 2000 were a loss of $2.0 million on $70.4 million in sales, versus a $2.9 million profit on $68.1 million in sales for 1999, reflecting difficult conditions in agricultural chemicals, excess industry capacity and competitive price pressures. Excluding custom and fine chemicals, pretax operating profits for 2000 were $19.9 million, up from $15.2 million for 1999, on sales of $134.6 million, up 23%. Sales were up primarily due to higher volumes of electronic chemicals. Additional sales were hurt by a shortage of hydroxylamine raw material caused by an explosion in June 2000 at the Nissin Chemical plant supplying the material. The effect on earnings was mostly offset by net insurance of $5.4 million, after meeting a one-time $1.0 million deductible, which is reflected in other operating income. The increased sales and insurance proceeds were partially offset by higher other operating expenses associated with the revenue growth and lower margins, 36% in 2000 versus 38% in 1999, primarily due to increased energy and raw material costs in other specialties.

Polyurethane Chemicals pretax operating profits for 2000 were $31.2 million, up slightly from $31.0 million for the prior year as gross profit remained essentially flat despite higher sales. Sales were up 24% for the year, primarily due to the pass-through of higher raw material costs, with volume up only 1%.

Unallocated corporate expenses for 2000 were $10.4 million, down 12% from 1999, primarily due to a reduction in pension and other benefit expenses. Net interest expense increased $1.5 million over 1999 due to higher average borrowings and lower interest income. Debt increased due to the repurchase of common stock during the year. Interest income declined following collection of the Getchell Gold note in May 1999.

Other income in 1999 included recognition of $1.6 million in additional income related to the 1998 sale of Power Sources, Inc. ("PSI"). PSI, a 50% owned equity investment, was sold in January 1998, with a pretax gain of $10.1 million recorded in that year. Approximately $1.6 million of additional gain was deferred related to contingencies that, if not met, could have resulted in a specified refund of cash to the purchaser. The contingencies were related to the buyer obtaining certain governmental permits as well as the continuance of sales from certain purchased facilities. The requirements were met in 1999 and the deferred income was recognized. Other expenses in 1999 included $1.0 million in loss provisions for a note received in the disposition of Plasma Processing Company ("PPC") in January 1997, leaving a net carrying value of $0.5 million, and $1.0 million from termination of a corporate lease obligation.

Discontinued Operations

A gain of $9.7 million on disposal of discontinued operations was recorded during the quarter ending March 31, 2000. The gain included $10.1 million from a reduction in estimated tax liabilities related to the distribution of Getchell Gold Corporation to the Company's shareholders in 1995. The reduction in estimated tax liabilities resulted from the Company's reevaluation of tax exposure items associated with the Getchell Gold Corporation distribution. The Company reevaluated its tax exposure during the quarter ended March 31, 2000, when various statutes governing the handling of the disposition for tax purposes expired. Also during the first quarter of 2000, the Company recorded an additional $0.4 million loss on disposal of discontinued operations related to final settlement of post-closure issues associated with the dispositions of Callidus Technology, Inc. ("CTI") and FirstMiss Steel, Inc.

In December 1999, the Company sold two of its wholly owned subsidiaries, CTI and Plasma Energy Corporation in an all cash transaction. Proceeds of the transaction were $8.1 million and resulted in an after tax loss of $2.7 million. The loss was primarily attributable to costs associated with the shutdown of CTI's European operations, which increased expenses during the disposal period. This transaction completed the disposition of the Engineered Products and Services segment.

On February 15, 2000, the Company completed the sale of its steel operation for $12.6 million in cash. During 1999, net assets of the business were reduced approximately $9.5 million, primarily through reductions in inventory and accounts receivable. In 1998, the Company recorded an estimated after tax loss from disposal of steel operations of $12.0 million, primarily related to the writedown of assets to their estimated net realizable value. In the fourth quarter of 1999, this valuation adjustment was reduced by approximately $0.8 million, to reflect terms of the pending sale.

On October 20, 1995, the Company's gold operations were discontinued through the distribution to its shareholders of its entire ownership of Getchell Gold Corporation. A reduction in estimated tax liabilities of $2.4 million was recorded in the fourth quarter of 1999 following final settlement of federal tax examinations covering Getchell Gold's operations through that period (see note 2 to the Consolidated Financial Statements).

Environmental Matters

The Company's operations are subject to a wide variety of constantly changing environmental laws and regulations governing emissions to the air, discharges to water sources, and the handling, storage, treatment and disposal of waste materials, as well as other laws and regulations concerning health and safety conditions for which it must incur certain costs. The Company makes capital and other expenditures in a continuing effort to comply with environmental laws and regulations, or changing interpretations of existing laws and regulations. The Company's environmental capital expenditures were $0.6 million in 2001. Environmental capital expenditures are projected to be $1.4 million and $0.6 million for 2002 and 2003, respectively. In addition, the Company accrues for anticipated costs associated with investigatory and remediation efforts relating to the environment. At December 31, 2001, the Company's accrued liability for these matters totaled $1.1 million, $0.9 million of which is for discontinued operations and $0.2 million for continuing operations. Based on information presently available, the Company believes any amounts paid in excess of the accrued liabilities will not have a material adverse effect on its financial position or results of operations.

Capital Resources and Liquidity

Net cash provided by operating activities for 2001 was $25.3 million versus $64.6 million and $44.7 million in 2000 and 1999, respectively. Cash generated in 2000 was higher due to greater earnings, a reduction in accounts receivable and increased accounts payable. Working capital (excluding cash and notes payable) at December 31, 2001 was $60.2 million, down from $96.9 million for the prior year, primarily due to the sale of fine chemical operations.

Net cash provided by investing activities for the current year includes $78.9 million in proceeds received in July 2001 from the disposal of custom and fine chemicals operations and $1.6 million in April 2001 from the sale of the Company's interest in an offshore captive insurance company. Investing activities for 2000 include $12.6 million from the disposal of FirstMiss Steel. In 1999, investing activities include $29.6 million in proceeds from collection of a note with Getchell Gold Corporation and $17.9 million from the disposal of CTI and a reduction in FirstMiss Steel working capital. Capital expenditures were $19.2 million, $16.9 million and $24.6 million for 2001, 2000 and 1999, respectively. Projected capital expenditures for 2002 are approximately $20.0 million.

Note 2 to the financial statements describes the Company's disposal and exiting of custom and fine chemical operations effective June 30, 2001. Proceeds of the transaction were used to retire debt, which is down $36.7 million for the year, with the balance held as cash at year-end. The Company expended $3.8 million, $82.6 million and $16.7 million in 2001, 2000 and 1999, respectively, to repurchase common stock leaving approximately $65.0 million remaining under the current repurchase authorization.

The Company believes that its cash as of December 31, 2001, as well as cash flow from operations in 2002, should meet most, if not all, of 2002's cash requirements including share repurchases at the current authorization level. The Company's existing $50.0 million revolving credit facilities are committed until September 30, 2002 and could also be utilized. With debt to equity of only .06:1 at December 31, 2001, the Company believes that it could enter into long-term credit facilities if needed. The polyurethane business currently provides the bulk of the Company's operating cash flow. Its primary markets, construction and automotive, have held up well in an otherwise weak economy. If they continue to do so, the polyurethane business should generate solid earnings and cash flow in 2002. Annual operating cash flow is expected to exceed capital expenditures over the next several years except for the anticipated Phase II aniline expansion at Baytown.

The Company does not have relationships with any unconsolidated, special-purpose entities or financial partnerships, which would have been established for the purpose of facilitating off-balance sheet financial arrangements. Therefore, the Company is not exposed to any financing, liquidity, market or credit risk that could arise had the Company entered into any such relationships.

Accounting Developments

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria which intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over the respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", or as described below, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company is required to adopt the provisions of SFAS No. 141 effective immediately and SFAS No.142 effective January 1, 2002. As of the date of adoption, the Company had unamortized goodwill in the amount of $13.7 million and unamortized identifiable intangible assets in the amount of $0.1 million, both of which were subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was $1.4 million and $1.9 million for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, an entity must capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company is currently assessing whether SFAS No. 143 will have an impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, which supersedes both SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, "Reporting and Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions"(Opinion No. 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 provides guidance on how a long-lived asset that is used, as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will not result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets".

The Company is required to adopt SFAS No. 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the year ending December 31, 2002. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the Statement for assets held for sale or other disposals generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot fully determine the potential effects that adoption of SFAS No. 144 will have on the Company's financial statements.

Market Risk

The Company is exposed to changes in financial market conditions in the normal course of its business, including changes in interest rates and foreign currency exchange rates. At December 31, 2001, the Company had no open derivative instrument contracts (see note 15 to the Consolidated Financial Statements). Financial instruments related to foreign operations were limited to short-term debt denominated in Japanese yen with an U.S. dollar equivalent of $7.9 million. Due to the short-term nature and amount of this yen obligation, the Company does not consider its exposure to fluctuations in foreign currency exchange rates or interest rates to be material.

The Company typically utilizes fixed and variable-rate debt to maintain liquidity and fund its domestic business operations, with the terms and amounts based on business requirements, market conditions and other factors. At December 31, 2001, this included long-term, fixed rate debt denominated in U.S. dollars, the fair value of which was approximately $4.8 million. A 100 basis point change in interest rates (all other variables held constant) at December 31, 2001, would result in an approximate $0.1 million annualized change in fair value but would not affect interest expense or cash flow. At December 31, 2001, there was no variable rate debt outstanding.

Forward-Looking Statements

Certain statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations that relate to earnings forecasts and future economic conditions, as well as other statements in this Annual Report that are not historical in nature, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, as well as other forward-looking statements made from time to time by the Company, or in the Company's press releases and filings with the U.S. Securities and Exchange Commission, are based on certain underlying assumptions and expectations of management.

These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties include, but are not limited to, general economic conditions, availability and pricing of raw materials including hydroxylamine, supply/demand balance for key products, new product development, manufacturing efficiencies, conditions of and product demand by key customers, the timely completion and start up of construction projects, pricing pressure as a result of domestic and international market forces and insurance coverage and timing of any claim payments related to the disruption in supply of hydroxylamine, and other factors as may be discussed in the Company's Form 10-K for the fiscal year ended December 31, 2001.

Consolidated Balance Sheets

	December 31 (In Thousands of Dollars) 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 43,864	5,594
Receivables		
Trade, less allowance for doubtful accounts of $747 and $388, respectively	36,354	47,497
Other	228	5,923
Total receivables	36,582	53,420
Inventories:		
Finished products	35,157	60,890
Work in process	828	1,663
Raw materials and supplies	12,475	16,624
Total inventories	48,460	79,177
Prepaid expenses and other current assets	7,690	11,112
Total current assets	136,596	149,303
Investments	1,045	1,552
Intangible and other assets, at cost less amortization	13,844	16,594
Property, plant and equipment, net	150,959	216,294
	$ 302,444	383,743
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable	$ 7,916	7,689
Deferred revenue	890	1,396
Accounts payable – trade (including book overdrafts of $1,957 and $6,152, respectively)	14,446	29,750
Accrued expenses and other current liabilities	16,484	15,515
Net current liabilities of discontinued operations	756	170
Total current liabilities	40,492	54,520
Long-term debt, excluding current installments	4,755	41,640
Other long-term liabilities	27,647	27,201
Deferred income taxes	9,660	24,919
Minority interest	-	649
Stockholders' equity:		
Serial preferred stock. Authorized 20,000,000 shares; none issued	-	-
Common stock of $1 par value. Authorized 100,000,000 shares: outstanding 14,053,460 and 14,146,159 shares, respectively	14,053	14,146
Additional paid-in capital	29,398	27,672
Unearned compensation	(683)	-
Accumulated other comprehensive income	1,368	627
Retained earnings	175,754	192,369
Total stockholders' equity	219,890	234,814
	$ 302,444	383,743

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Operations

	Years ended December 31 (In Thousands of Dollars, Except Per Share Amounts)		
	2001	2000	1999
Sales	**$ 309,974**	383,879	321,943
Cost of sales	**240,370**	288,202	230,275
Gross margin	**69,604**	95,677	91,668
General, selling and administrative expenses	**56,943**	58,599	50,605
Research and development expenses	**8,004**	8,046	7,433
Loss on disposal and costs to exit fine chemicals business	**28,438**	-	-
Other operating income, net	**10,641**	9,606	3,641
Operating earnings (loss)	**(13,140)**	38,638	37,271
Interest income	**973**	438	1,363
Interest expense	**2,222**	2,766	2,145
Other income (expense), net	**1,063**	(143)	(536)
Earnings (loss) from continuing operations before income taxes	**(13,326)**	36,167	35,953
Income tax expense (benefit)	**(5,997)**	13,563	13,480
Earnings (loss) from continuing operations	**(7,329)**	22,604	22,473
Gain on disposal of discontinued businesses, net	**-**	9,656	646
Net earnings (loss)	**$ (7,329)**	32,260	23,119
Earnings (loss) per common share:			
Earnings (loss) from continuing operations	**$ (0.52)**	1.44	1.23
Gain on disposal of discontinued businesses, net	**-**	.62	.03
Net earnings (loss)	**$ (0.52)**	2.06	1.26
Earnings (loss) per common share, assuming dilution:			
Earnings (loss) from continuing operations	**$ (0.52)**	1.43	1.22
Gain on disposal of discontinued businesses, net	**-**	.61	.03
Net earnings (loss)	**$ (0.52)**	2.04	1.25

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999
(In Thousands of Dollars, Except Share Amounts)

	Common Stock		Additional Paid-In	Unearned	Accumulated Other Comprehensive	Retained
	Shares	Amount	Capital	Compensation	Income	Earnings
Balance, December 31, 1998	18,445,391	$18,445	22,212	-	(293)	245,118
Net earnings	-	-	-	-	-	23,119
Dividends declared - $.40 per share	-	-	-	-	-	(7,276)
Common stock issued:						
Employee stock options	36,770	37	607	-	-	-
Convertible debenture options	129,811	130	988	-	-	-
Employee Stock Purchase Plan	47,451	47	963	-	-	-
Purchase and retirement of common shares	(758,100)	(758)	-	-	-	(15,969)
Income tax benefit on exercise of stock options and convertible debenture options	-	-	773	-	-	-
Foreign currency translation adjustments	-	-	-	-	580	-
Balance, December 31, 1999	17,901,323	17,901	25,543	-	287	244,992
Net earnings	-	-	-	-	-	32,260
Dividends declared - $.40 per share	-	-	-	-	-	(6,157)
Common stock issued:						
Employee stock options	127,398	127	888	-	-	(11)
Employee Stock Purchase Plan	38,238	38	475	-	-	(32)
Purchase and retirement of common shares	(3,920,800)	(3,920)	-	-	-	(78,683)
Income tax benefit on exercise of stock options	-	-	766	-	-	-
Foreign currency translation adjustments	-	-	-	-	340	-
Balance, December 31, 2000	14,146,159	14,146	27,672	-	627	192,369
Net loss	-	-	-	-	-	**(7,329)**
Dividends declared - $.40 per share	-	-	-	-	-	**(5,650)**
Common stock issued:						
Employee stock options	**19,934**	**20**	**354**	-	-	-
Convertible debenture options	**6,039**	**6**	**22**	-	-	-
Restricted stock awards	**35,000**	**35**	**686**	**(721)**	-	-
Amortization of unearned compensation, restricted stock	-	-	-	**38**	-	-
Employee Stock Purchase Plan	**32,728**	**32**	**589**	-	-	**(14)**
Purchase and retirement of common shares	**(186,400)**	**(186)**	-	-	-	**(3,622)**
Income tax benefit on exercise of stock options and convertible debenture options	-	-	**75**	-	-	-
Foreign currency translation adjustments	-	-	-	-	**741**	-
Balance, December 31, 2001	**14,053,460**	**$14,053**	**29,398**	**(683)**	**1,368**	**175,754**

Total comprehensive income (loss):

Net loss for year ended December 31, 2001	**$ (7,329)**
Foreign currency translation adjustment, net of taxes of $445	**741**
Total comprehensive loss for year ended December 31, 2001	**$ (6,588)**
Net earnings for year ended December 31, 2000	$ 32,260
Foreign currency translation adjustment, net of taxes of $204	340
Total comprehensive income for year ended December 31, 2000	$ 32,600
Net earnings for year ended December 31, 1999	$ 23,119
Foreign currency translation adjustment, net of taxes of $142	237
Reclassification adjustment for foreign currency translation adjustment included in net earnings, net of taxes of $206	343
Total comprehensive income for year ended December 31, 1999	$ 23,699

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Cash Flows

	Years ended December 31 (In Thousands of Dollars)		
	2001	2000	1999
Cash flows from operating activities:			
Net earnings (loss)	**$ (7,329)**	32,260	23,119
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	**24,649**	28,454	26,988
Provision for losses on receivables	**682**	79	133
Deferred income taxes	**(15,531)**	6,699	5,533
Net gain on disposal of discontinued businesses, net of taxes	**-**	(9,656)	(646)
Net loss on disposal of fine chemicals business	**28,438**	-	-
Gain on sale of equity investees	**-**	-	(1,605)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Receivables	**8,426**	12,326	(5,920)
Inventories	**1,878**	(16,514)	(11,368)
Prepaid expenses	**(473)**	(837)	(2,042)
Accounts payable	**(14,156)**	10,831	(3,101)
Accrued expenses and other current liabilities	**(2,533)**	(1,589)	814
Deferred revenue and other long-term liabilities	**1,290**	2,095	6,176
Other, net	**(62)**	474	1,390
Net cash provided by continuing operations	**25,279**	64,622	39,471
Net cash provided by discontinued operations	**-**	-	5,245
Net cash provided by operating activities	**25,279**	64,622	44,716
Cash flows from investing activities:			
Capital expenditures	**(19,248)**	(16,932)	(24,645)
Acquisitions of businesses	**-**	-	(3,000)
Proceeds from disposal of businesses	**78,850**	12,583	17,857
Proceeds from collection of note receivable	**-**	-	29,569
Proceeds from sale of captive insurance investment	**1,638**	-	-
Other, net	**(1,611)**	434	-
Net cash provided by (used in) investing activities	**59,629**	(3,915)	19,781
Cash flows from financing activities:			
Net borrowings (repayments) on notes payable	**(17,150)**	17,437	(38,691)
Principal repayments of long-term debt	**(20,000)**	-	(23)
Dividends	**(5,650)**	(6,157)	(7,276)
Purchase of common stock	**(3,808)**	(82,603)	(16,676)
Proceeds from issuance of common stock	**461**	1,780	1,536
Net cash used in financing activities	**(46,147)**	(69,543)	(61,130)
Effect of exchange rate changes on cash	**(491)**	(121)	(42)
Net increase (decrease) in cash and cash equivalents	**38,270**	(8,957)	3,325
Cash and cash equivalents at beginning of year	**5,594**	14,551	11,226
Cash and cash equivalents at end of year	**$ 43,864**	5,594	14,551
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	**$ 1,819**	2,733	2,144
Income taxes (refund), net	**$ 3,846**	(2,973)	272

See accompanying notes to consolidated financial statements.

December 31, 2001, 2000, and 1999
(In thousands of dollars, except share data and option contract strike prices; disclosures included in the Notes to Consolidated Financial Statements relate to continuing operations, unless otherwise indicated.)

1. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The principal businesses of the Company involve the production of electronic and other specialty chemicals for use in the semiconductor industry and in pharmaceutical, polymer, photographic, photosensitive and agricultural applications, as well as the production of polyurethane chemicals. Further descriptions of the Company's products and their relative significance to its operations are included in the segment information data in note 12.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Recognition of Revenue

Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred when finished product has been shipped and title and risk of ownership pass.

Inventories

Inventories are stated principally at average cost or at market, if lower. Inventory consists of raw materials, supplies and finished goods.

Long-lived Assets

Property, plant and equipment are stated on the basis of historical cost less accumulated depreciation. Expenditures for renewals, replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred.

Long-lived assets and certain identifiable intangibles, primarily goodwill, to be held and used by the Company are reviewed for impairment when the facts and circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is assessed when undiscounted, expected future cash flows derived from an asset are less than its carrying amount. If assets are considered to be impaired, the impairment is measured as the amount by which the carrying value of the assets exceeds their fair value, and any related losses are then recognized in operating results. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Depreciation and Amortization

Depreciation of plant and equipment is based on cost and the estimated useful lives of the separate units of property. The straight-line method is used in determining the amount of depreciation charged to expense. Goodwill of businesses acquired is generally amortized over periods up to 20 years using the straight-line method. Other intangibles are amortized over their estimated useful lives (5-17 years) using the straight-line method. Loan costs are amortized over the terms of related loans using the interest method.

Pension Plans

Pension cost is determined using the "projected unit credit" actuarial method for financial reporting purposes. The Company's funding policy is to contribute annually amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974.

Incentive Compensation

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." In accounting for employee stock options and similar equity instruments, companies are given the choice of either recognizing related compensation cost by adopting the fair market value method, or to continue using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and supplementally disclose the proforma effect on earnings and earnings per share using SFAS No. 123 measurement criteria. The Company elected to continue to follow the requirements of APB No. 25, and accordingly, will continue to measure compensation cost using the intrinsic value-based method as prescribed. All outstanding stock options are nonqualified and require no charges to expense upon grant or exercise. Options under all plans are granted at the market price of the shares on the date of the grants, with vesting occurring no earlier than six months after grant and expiration no later than ten years after grant. The Company receives a tax benefit from option exercises, resulting in ordinary income to option recipients, that is included in stockholders' equity.

The Company has various nonqualified plans that act to restore earned benefits limited by income tax regulations, or allow for other compensation deferrals. Beginning in July 1997, participants in certain of these plans could elect to convert existing deferred balances and/or future deferrals, at the start of each new year, into phantom share units tracking the performance of the Company's stock. Additionally, a fifteen percent (15%) discount on the market value of the stock at the original conversion date and each new plan year is given to those participants making this election. Beginning in 1998, Company officers could elect to defer a portion of salary and/or bonuses into phantom share units on a pretax basis at a fifteen percent (15%) discount. Phantom share unit compensation plan discounts are amortized over various holding periods of up to three years. The share units are credited with equivalent dividends equal to cash dividends paid by the Company. The equivalent dividends are expensed through the statement of operations. Share units are acquired by employee participants electing to defer salary and bonus payments, or by participating Company directors electing to defer retainer or per diem payments. Phantom share units are settled through the distribution of cash and require charges or credits to the statement of operations based on changes in the market value of the Company's stock.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Excess cash is invested in low-risk, highly liquid money market fund instruments where preservation of principal is the primary objective. Cash and cash equivalents at December 31, 2001 were primarily concentrated with one financial institution.

Investments

At December 31, 2001 and 2000, all the Company's investments were accounted for using the cost method because the Company did not exercise significant influence over these investments. Investments are classified as available-for-sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 2001 and 2000, cost approximated fair value.

Contingencies

Estimates of loss contingencies, including environmental liability costs for remediation, are charged to expense when it is probable an asset has been impaired or a liability incurred and the amount can be reasonably estimated. If a potentially material loss contingency is reasonably possible, or probable but cannot be estimated, then the nature of the contingency and an estimated range of possible loss, if determinable and material, are disclosed.

Foreign Currency Translation

Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated net of taxes in other comprehensive income.

Derivative Financial Instruments

Effective January 01, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. All derivatives are required to be recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in fair value are reported either in earnings or other comprehensive income depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish at the inception of the hedge the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining any ineffective aspect of the hedge. The adoption of this statement did not have a material impact on the Company's financial statements. The Company uses foreign currency option contracts and forward exchange contracts to manage exposure on certain foreign receivables and firm sales commitments to be denominated in currencies other than U.S. dollars.

Prior to the adoption of SFAS No. 133, accounting treatment for gains and losses on contracts designated as hedges of identifiable foreign currency sales commitments involved deferring recognition until the related transactions were consummated. When consummated, these gains and losses were recorded in net earnings (see note 15) as part of the underlying transaction.

Future Impact of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria, which intangible assets acquired in a purchase method business combination must meet, to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with its provisions. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over the respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," or as described below, SFAS Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company is required to adopt the provisions of SFAS No. 141 effective immediately and SFAS No. 142 effective January 1, 2002. As of December 31, 2001, the Company had unamortized goodwill in the amount of $13,724 and unamortized identifiable intangible assets in the amount of $120, both of which were subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was $1,381 and $1,913 for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, an entity must capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company is currently assessing whether SFAS No. 143 will have an impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, which supersedes both SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, "Reporting and Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions" (Opinion No. 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will not result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets."

The Company is required to adopt SFAS No. 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the year ending December 31, 2002. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial statements because the impairment assessment under SFAs No. 144 is largely unchanged from SFAS No. 121. The provisions of the statement for assets held for sale or other disposals generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot fully determine the potential effects that adoption of SFAS No. 144 will have on the Company's financial statements.

Reclassifications

Certain 2000 and 1999 amounts have been reclassified to conform with the 2001 presentation.

2. Acquisitions and Disposals

Acquisitions

In October 2001, the twelve and one-half percent (12.5%) minority interest stake previously held by management members of TriQuest, L.P. was purchased by the Company giving it total ownership of TriQuest, L.P. as a result.

In September 1999, the Company acquired a choline raw material business from DCV, a holding company established by a joint venture between DuPont and ConAgra, for approximately $3,000 in cash. Choline is an ingredient in photoresist strippers used to manufacture printed wire boards and other electronic interconnects.

Disposals

In May 2001, the Board of Directors approved a plan to exit the custom and fine chemicals business and on June 13, 2001, the Company executed an agreement to sell the business to Albemarle Corporation ("Albemarle") in an all cash transaction. The transaction was completed on July 6, 2001, with an effective date of June 30, 2001, with proceeds received in the amount of $78,850. The agreement also provides for potential additional payments, not expected to exceed $10,000, contingent upon the profit contribution from a specific toll-manufactured product from 2002 through 2004. Assets sold in the transaction included the Company's cGMP pilot plant located at the Company's Dayton, OH facility and its plant site at Tyrone, PA. The Company's pharmaceutical contract research and development business and fine chemicals product lines, including FirstCure® performance polymer products, were also included in the sale. As a result of the sale of the custom and fine chemical business, contract research and development and fine chemicals manufacturing at Pascagoula, MS were discontinued and these assets were written-off. As a result of these actions, the Company recorded a pretax loss of $27,500 in the second quarter of 2001 in its Electronic and Other Specialty Chemicals segment. An additional loss of $938 was recorded in the second half of the year, primarily related to post-closing adjustments to the selling price. The components of the loss associated with exiting the custom and fine chemicals business include a $19,900 net asset impairment loss, $6,138 for severance and other accrued exit costs and a $2,400 write-off of inventory and other assets.

The asset impairment loss of $19,900 was due to the decision to exit the custom and fine chemicals business. Other manufacturing assets associated with the custom and fine chemicals business were abandoned and written down to zero because the Company is prohibited from manufacturing the product lines sold to Albemarle for a period of ten years and has no current use or plans for future use for these assets. Also included in the impairment loss was the write-off of $3,500 of capitalized software costs directly associated with fine chemical operations. Accrued exit costs at June 30, 2001, included $3,237 in severance, $810 in required payments to lenders stemming from the sale and $1,153 in other costs, primarily related to the disposal of residual inventory. Severance costs covered 71 employees, 61 of whom were terminated as of December 31, 2001. Inventory and other assets written-off included $1,900 of inventory of product lines not purchased by Albemarle. The value of these product lines was adversely affected by the decision to exit the fine chemical business.

Accrual for Exiting Custom and Fine Chemicals

	Total	Severance	Lender Payments	Other*
Balance, December 31, 2000	$ -	-	-	-
Provision	5,200	3,237	810	1,153
Balance, June 30, 2001	5,200	3,237	810	1,153
Provision Adjustments	938	(117)	154	901
Cash Expenditure	4,440	2,872	964	604
Balance December 31, 2001	$ 1,698	248	-	1,450

*Covers disposition of residual inventory and post-closing adjustments.

Custom and fine chemicals pretax operating profits (losses), excluding the $28,438 loss on disposal and exit costs, for six months ended June 30, 2001, and twelve months ended December 31, 2000 and 1999, were $(2,523), $(2,038), and $2,856, respectively. Revenues for the six months ended June 30, 2001, and twelve months ended December 31, 2000 and 1999, were $32,077, $70,352 and $68,124, respectively.

Discontinued Operations

Effective December 1, 1999, the Company sold its wholly owned subsidiaries, Callidus Technologies Inc. ("CTI") and Plasma Energy Corporation, to Howe-Baker International Inc., for $8,106 in cash. A plan for disposal of this business was adopted in the fourth quarter of 1998 with no loss anticipated. A pretax loss of $4,500 was recognized in 1999 on the disposal as operating results during the disposal period were lower than projected, primarily due to the decision to exit CTI's European operations, and changes were made to the disposition plan in conjunction with the final sales agreement. This sale completed the disposition of the Company's Engineered Products and Services segment. Also in 1999, the Company reversed $318 of accruals related to the disposal of Plasma Processing Corporation, sold in 1997.

In the third quarter of 1998, the Companys' board of directors approved a plan to discontinue its steel operations and in February 2000, the Company sold its wholly owned subsidiary, FirstMiss Steel, Inc., for $12,583. The estimated costs included $1,400 for employee retention and severance pay, $1,628 for anticipated operating losses and $100 in other accruals. An estimated loss on disposal of $18,000 was recorded in the third quarter of 1998, which included accruing $3,128 of estimated costs to exit this business. In the fourth quarter of 1999, the estimated loss on disposal was reduced by $1,281, reflecting an estimated $2,087 of additional gain from the sale of assets, net of $806 of additional estimated operating losses through the February 13, 2000, closing.

On October 20, 1995, the Company's gold operations were discontinued through the distribution to its shareholders of its entire ownership of Getchell Gold Corporation. A reduction in estimated tax liabilities of $2,388 was recorded in the fourth quarter of 1999 following final settlement of federal tax examinations covering Getchell Gold's operations through the distribution date.

A gain of $9,656 on disposal of discontinued operations was recorded during the quarter ending March 31, 2000. The gain included $10,097 from a reduction in estimated tax liabilities related to the distribution of Getchell Gold Corporation in 1995. The reduction in estimated tax liabilities resulted from the Company's reevaluation of tax exposure items associated with the Getchell Gold Corporation distribution. The Company reevaluated its tax exposure during the quarter ended March 31, 2000, when various statutes governing the handling of the disposition for tax purposes expired. Also during the first quarter of 2000, the Company recorded an additional $441 loss on disposal of discontinued operations related to final settlement of post-closure issues associated with the dispositions of CTI and FirstMiss Steel, Inc..

Gain (loss) on Disposal of Discontinued Businesses Summary

	Pretax gain/(loss)	Tax expense/(benefit)	After tax gain/(loss)
1999			
Accrual adjustment - FirstMiss Steel	$ 1,281	501	780
Loss on disposal - CTI/PEC	(4,500)	(1,768)	(2,732)
Reduction in gold tax liability	-	-	2,388
Accrual adjustment - PPC	318	123	195
Other	25	10	15
Gain (loss) on disposal of discontinued businesses, net	$ (2,876)	(1,134)	646
2000			
Reduction in gold tax liability	$ -	-	10,097
Accrual adjustment - CTI/PEC & FirstMiss Steel	(700)	(259)	(441)
Gain (loss) on disposal of discontinued businesses, net	$ (700)	(259)	9,656

The net assets and liabilities of discontinued operations included in the consolidated financial statements are classified as current assets, noncurrent assets and noncurrent liabilities by segment as follows:

		Steel December 31		Engineered Products and Services and Other December 31		Total December 31	
		2001	2000	**2001**	2000	**2001**	2000
Current assets	$	**28**	37	**777**	1,375	**805**	1,412
Current liabilities		**(75)**	(99)	**(1,486)**	(1,483)	**(1,561)**	(1,582)
Net current liabilities of discontinued operations	$	**(47)**	(62)	**(709)**	(108)	**(756)**	(170)

3. Investments

On January 22, 1998, the Company sold its 50% interest in Power Sources Inc. ("PSI") to Trigen Energy Corporation for a net cash amount of $18,986 after payments of incentives to former PSI management. A pretax gain of $10,069 was recognized in 1998, with an additional gain of $1,605, including interest, recognized in 1999 following resolution of contingencies related to the transaction.

The Company received a promissory note from Getchell Gold Corporation, a former subsidiary, in October 1995. Subsequently, Getchell and Placer Dome Inc. merged in May 1999, and Getchell paid $29,569 representing all principal and interest due on the note to the Company.

4. Intangible and Other Assets

The major classes of intangible and other assets are summarized below:

	December 31	
	2001	2000
Goodwill	**$ 26,311**	30,214
Other	**322**	2,003
	26,633	32,217
Less accumulated amortization	**12,789**	15,623
	$ 13,844	16,594

The net carrying amounts of goodwill at December 31, 2001 and 2000 were $13,724 and $15,059, respectively. Amortization expense related to the above amounted to $1,414 in 2001, $2,090 in 2000 and $1,921 in 1999.

5. Property, Plant and Equipment

A summary of property, plant and equipment, at cost, follows:

	Estimated useful lives in years	December 31	
		2001	2000
Land and land improvements	10-20	**$ 6,521**	7,111
Buildings	20-45	**26,923**	33,767
Plant facilities and equipment	5-20	**221,521**	315,492
Other facilities and equipment	5-12	**42,947**	46,910
Construction in progress		**6,571**	3,950
Total property, plant and equipment		**304,483**	407,230
Less accumulated depreciation and amortization		**153,524**	190,936
Net property, plant and equipment		**$ 150,959**	216,294

Depreciation and amortization expense related to the above was $23,235 in 2001, $26,364 in 2000 and $25,067 in 1999.

There was no capitalized interest related to construction in progress in 2001, however, $107 and $739 of interest was capitalized in 2000 and 1999, respectively.

6. Long-Term Debt

A summary of long-term debt follows:

	December 31 2001	2000
Unsecured:		
Senior notes payable:		
Tranche A, 6.50%, repaid in 2001	$ -	15,000
Tranche B, 6.75%, repaid in 2001	-	5,000
Revolving credit facility, terminated July 2001	-	17,150
BK International Corporation note, 6.25%, net of discount	4,755	4,490
	$ 4,755	41,640

There are no compensating balance requirements under loan agreements in effect at December 31, 2001. The BK International Corporation note matures in the amount of $5,000 with repayment due within 90 days after December 31, 2002.

Proceeds from the sale of the custom and fine chemicals business (described in Note 2) were used to prepay Tranches A and B of the Company's $20,000 senior notes and a make-whole penalty of $964, as loan covenant violations stemming from the sale transaction forced premature repayment. In addition, existing credit facility borrowings of $26,000 were repaid and the facility was terminated.

The Company has access to $50,000 represented by two short-term bank revolving credit facilities (one for $35,000 and another for $15,000) with identical covenants that are both committed until September 2002. At December 31, 2001, the outstanding balance under the facilities was $7,916, denominated in Japanese yen. Outstanding letters of credit under the facility are $870, leaving $41,214 available for borrowings at December 31, 2001. Interest rates are based on the London Interbank Offered Rate, the federal funds rate or the prime rate. The average interest rate for the short-term facility was 0.51% for 2001. A facility fee of 0.150 of 1% per annum is charged for the facilities. Total facility fees were $22 for the year ended December 31, 2001. The two agreements contain various restrictions and covenants, the most significant of which requires a specified ratio of earnings before interest and taxes to cover fixed charges and specified debt to capitalization and debt to EBITDA ratios. At December 31, 2001, the Company was in compliance with these covenants.

Prior to July 2001, the Company had a $100,000 revolving credit facility. At December 31, 2000, the outstanding balance under the facility was $17,150, at an average interest rate of 7.06%. A facility fee of $68, $125 and $125 was charged for the years ended December 31, 2001, 2000 and 1999, respectively. Prior to September 2001, the Company had access to a $10,000 short-term uncommitted facility for foreign or trade related borrowings. The total outstanding at December 31, 2000 was $7,689. The average interest rate for the short-term facility was 0.74% and 0.80% for 2001 and 2000, respectively.

The Company also has access to an uncommitted facility for the issuance of foreign currency letters of credit. The total outstanding at December 31, 2001 and 2000, was $118 and $543, respectively. The possibility of default is considered remote but would cause these letters of credit to come due immediately. If this occurred, payments would be made from available cash or borrowings under a revolving credit facility.

Total interest costs incurred for the years ended December 31, 2001, 2000 and 1999, including amounts capitalized in 2000 and 1999, were $2,222, $2,873 and $2,884, respectively.

The Company is potentially restricted by covenants related to its revolving credit facility borrowings that could limit dividend payments. A fixed cost coverage covenant, which includes dividend, scheduled debt principal and interest payments, requires a minimum of 2.25 times annual earnings before interest and taxes in excess of fixed costs. Compliance with the covenant allows for Company retained earnings to be free of restrictions for dividend payments up to an amount of $7,233 for the year ended December 31, 2001.

7. Income Taxes

Total income tax expense (benefit) for the years ended December 31, 2001, 2000, and 1999, was allocated as follows:

	2001	2000	1999
Continuing operations	$ **(5,997)**	13,563	13,480
Discontinued operations	**-**	(10,097)	(1,124)
Other comprehensive income – foreign currency translation	**445**	204	142
Stockholders' equity related to compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	**(75)**	(766)	(773)
	$ **(5,627)**	2,904	11,725

Income tax expense (benefit) differs from the statutory federal rate of 35% applied to earnings (loss) from continuing operations before income taxes (benefit) for the years ended December 31, 2001, 2000 and 1999 as follows:

	2001	2000	1999
Computed "expected" tax expense (benefit)	$ **(4,664)**	12,659	12,584
State income taxes benefit, net of federal income taxes	**(423)**	533	928
Amortization of goodwill	**-**	246	267
Write-off of goodwill	**(1,014)**	-	-
Exempt earnings of Foreign Sales Corporation	**(57)**	(122)	(149)
Increase in net cash surrender value of life insurance	**(760)**	(478)	(381)
Nondeductible portion of travel expenses	**75**	100	132
Tax provision adjustments for pending Internal Revenue Service matters	**600**	-	-
Other, net	**246**	625	99
Actual tax expense of continuing operations	$ **(5,997)**	13,563	13,480

Components of income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Current:			
Federal	$ **6,538**	5,340	6,120
State	**1,882**	570	765
Foreign	**1,114**	954	1,062
	9,534	6,864	7,947
Deferred:			
Federal	**(13,031)**	6,283	4,870
State	**(2,533)**	251	663
Foreign	**33**	165	-
	(15,531)	6,699	5,533
Total:			
Federal	**(6,493)**	11,623	10,990
State	**(651)**	821	1,428
Foreign	**1,147**	1,119	1,062
	$ **(5,997)**	13,563	13,480

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and the deferred tax liabilities at December 31, 2001 and 2000 are as follows:

	December 31	
	2001	2000
Deferred tax assets:		
Note and accounts receivable, principally due to allowance for doubtful accounts	$ **886**	12
Deferred compensation	**5,832**	5,672
Accrued incentive compensation	**273**	314
Inventory costs	**836**	1,286
Foreign net operating loss carry forward	**1,847**	-
State net operating loss carry forward	**-**	416
Accrued vacation costs	**781**	836
Accrued pension costs	**3,895**	3,502
Other, net	**2,105**	467
Total gross deferred tax assets	**16,455**	12,505
Less: valuation allowance	**1,847**	-
Net deferred tax assets	**14,608**	12,505
Deferred tax liabilities:		
Plant and equipment, principally depreciation differences	**(21,672)**	(33,525)
State income taxes	**-**	(1,575)
Total gross deferred tax liabilities	**(21,672)**	(35,100)
Net deferred tax liability	$ **(7,064)**	(22,595)

The net deferred tax liability at December 31, 2001 and 2000, consists of a long-term deferred tax liability of $9,660 and $24,919, respectively, and a current deferred tax asset of $2,596 and $2,324, respectively. The current deferred tax asset is included in prepaid expenses and other current assets in the consolidated balance sheets.

The net increase in the valuation allowance was $1,847 for the period ending December 31, 2001. The valuation allowance is related to foreign net operating losses of $4,389 (expiring in 2006) which the Company believes are less than likely to be recognized. Subsequently recognized tax benefits relating to the allowance for deferred tax assets will be reported in the consolidated statement of operations.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, recoverable taxes paid, projected taxable income and tax planning strategies in making this assessment. Based on the reversal of existing tax liabilities and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefit of these deductible differences.

Current income taxes payable of $1,506 at December 31, 2001, and refundable income taxes of $2,577 at December 31, 2000, are included in accrued expenses and other current liabilities and other receivables, respectively in the accompanying consolidated balance sheets.

The Company's federal income tax returns have been examined and closed through June 30, 1996. Examinations of the Company's federal income tax returns for the periods ended December 31, 1996 and 1997 are currently in progress. Management believes that adequate provision has been made for any adjustments that might be assessed for open years through December 31, 2001.

Foreign income taxes are based on earnings (loss) from foreign operations of ($822), $3,478 and $1,509 for the years ended December 31, 2001, 2000 and 1999, respectively.

8. Employee Benefit and Incentive Plans

The Company has a noncontributory defined benefit pension plan covering substantially all full-time permanent employees. The benefits are based on years of service and participants' compensation during the last five years of employment. The following tables present plan information at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999:

	2001	2000
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 44,332	44,081
Service cost	2,038	2,094
Interest cost	3,289	3,274
Actuarial gain	(527)	(1,040)
Benefits paid	(1,298)	(4,077)
Benefit obligation at end of year	$ 47,834	44,332
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 40,956	43,910
Actual return on plan assets	456	863
Employer contribution	-	260
Benefits paid	(1,298)	(4,077)
Fair value of plan assets at end of year	$ 40,114	40,956
Reconciliation of Funded Status		
Funded status	$ (7,720)	(3,376)
Unrecognized net actuarial gain	(2,508)	(5,238)
Unrecognized transition asset	(958)	(1,263)
Unrecognized prior service cost	239	291
Accrued pension liability	$ (10,947)	(9,586)

	2001	2000	1999
Weighted-Average Assumptions as of December 31			
Discount rate – net periodic pension cost	7.75%	8.00%	7.00%
Discount rate – benefit obligations	7.50%	7.75%	8.00%
Expected return on plan assets	10.00%	10.00%	9.50%
Rate of compensation increase	4.00%	4.00%	4.00%
Components of Net Periodic Pension Cost			
Service cost	$ 2,038	2,094	3,684
Interest cost	3,289	3,274	2,680
Expected return on plan assets	(3,883)	(4,197)	(3,691)
Recognized net actuarial gain	(59)	(301)	(116)
Amortization of transition asset	(304)	(304)	(304)
Amortization of prior service cost	43	43	49
Net periodic pension cost	$ 1,124	609	2,302

Net annual pension expense allocated to discontinued operations was $1,123 for the year ended December 31, 1999. Plan assets are invested primarily in equity securities and U.S. Government and corporate bonds.

The Company has a contributory 401(k) savings plan and an employee stock ownership plan, both of which cover substantially all eligible employees who have completed six months of service. Total expense under the plans amounted to approximately $1,269, $1,226 and $1,255 for the years ended December 31, 2001, 2000 and 1999, respectively. These plans and the defined benefit pension plan invest in the Company's stock. The total number of shares held by the plans at December 31, 2001 and 2000 was 376,188 and 399,422, respectively.

The Company has various nonqualified plans that act to restore earned benefits limited by income tax regulations, or allow for other compensation deferrals. Beginning in July 1997, participants in certain of these plans could elect to convert existing deferred balances and/or future deferrals, at the start of each new year, into phantom share units tracking the performance of the Company's stock. Additionally, a fifteen percent (15%) discount on the market value of the stock at the original conversion date and each new plan year is given to those participants making this election. Beginning in 1998, Company officers could elect to defer a portion of salary and/or bonuses into phantom share units on a pretax basis at a fifteen percent (15%) discount.

The total liability for these deferrals at December 31, 2001 and 2000 is $1,752 and $1,654, respectively. Charges related to phantom share units, based on market value changes in the Company's stock, were $667 in 2001 and immaterial in 2000 and 1999. The nonqualified supplemental pension plan provides for incremental pension payments from the Company's funds. The total liability relating to this plan at December 31, 2001 and 2000, was $1,827 and $1,615, respectively. Net annual pension expense for this plan was $216, $178 and $205 for the years ended December 31, 2001, 2000 and 1999, respectively. The cost of the nonqualified benefit restoration plans for the 401(k) and ESOP was $103, $49 and $314 for the years ended December 2001, 2000 and 1999. Individual life insurance contracts were purchased, with the Company as beneficiary, to assist in the funding of portions of certain nonqualified deferred compensation plans covering directors, officers and key employees. The expense for these plans was $1,016, $932 and $964 for the years ended December 31, 2001, 2000 and 1999.

Directors, officers and certain key employees of the Company participate in the long-term incentive plans (the "Plans") under which the Company has reserved shares of common stock for issuance. Awards under the Plans include stock options, stock appreciation rights, performance units, restricted stock, supplemental cash and such other forms as the Board of Directors may direct. At December 31, 2001, shares available for grant under the referenced plans totaled 397,703 shares of common stock.

SFAS No. 123, "Accounting for Stock-Based Compensation," was adopted by the Company for fiscal years beginning after 1995. In accounting for employee stock options and similar equity instruments, companies are given the choice of either recognizing related compensation cost by adopting the fair market value method, or to continue using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," and supplementally disclose the proforma effect on earnings and earnings per share using SFAS No. 123 measurement criteria. The Company elected to continue to follow the requirements of APB No. 25, and accordingly, will continue to measure compensation cost using the intrinsic value-based method as prescribed.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made during the years ended December 31, 2001, 2000 and 1999, respectively: dividend yields of 1.6, 2.0 and 2.0 percent; expected volatilities of 34, 32 and 27 percent; risk-free interest rates of 5.3, 7.1 and 6.1 percent, and expected option lives of four years for all periods presented.

A summary of the status of the Company's stock option plans at December 31, 2001, 2000 and 1999, and changes during the years ended on those dates is presented below:

	2001		2000		1999	
	Shares	**Weighted-avg. exercise price**	Shares	Weighted-avg. exercise price	Shares	Weighted-avg. exercise price
Stock Options:						
Outstanding at beginning of year	**1,920,488**	**$ 20.59**	1,659,295	$ 21.08	1,202,015	$ 21.84
Granted	**365,616**	**25.35**	409,631	19.13	545,168	19.02
Exercised	**(29,775)**	**20.83**	(39,462)	17.53	(54,153)	15.71
Forfeited	**(11,000)**	**26.64**	(108,976)	23.58	(33,735)	23.73
Outstanding at end of year	**2,245,329**	**$ 22.16**	1,920,488	$ 20.59	1,659,295	$ 21.08
Exercisable at end of year	**2,200,289**		1,827,165		1,407,079	
Weighted-average fair value of grants during year		**$ 7.57**		$ 5.56		$ 4.88

The following table summarizes information about fixed stock options for the period ended December 31, 2001:

Options outstanding				Options exercisable	
Range of exercise prices	**Number outstanding**	**Weighted-avg. remaining contractual life**	**Weighted-avg. exercise price**	**Number exercisable**	**Weighted-avg. exercise price**
$16.30 - $26.75	**2,245,329**	**6.7 years**	**$22.16**	**2,200,289**	**$21.34**

Under the Company's application of APB No. 25 and related interpretations in accounting for its plans, no compensation cost has been recognized for its stock option plans. An immaterial charge related to grants to non- employee advisors, who fall outside of the scope of APB No. 25 and instead follow FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," was recorded. Had compensation been determined based on the fair value at the grant dates for awards to employees and directors under the plan consistent with the method prescribed by SFAS No. 123, the Company's net earnings (loss), earnings (loss) per common share, and earnings (loss) per common share, assuming dilution, would have been reduced (increased) to the pro forma amounts indicated below for the years ended December 31:

		2001	2000	1999
Net earnings (loss)	As reported	**$ (7,329)**	$ 32,260	$ 23,119
	Pro forma	**$ (9,229)**	$ 30,919	$ 20,434
Earnings (loss) per common share	As reported	**$ (0.52)**	$ 2.06	$ 1.26
	Pro forma	**$ (0.65)**	$ 1.97	$ 1.12
Earnings (loss) per common share, assuming dilution	As reported	**$ (0.52)**	$ 2.04	$ 1.25
	Pro forma	**$ (0.65)**	$ 1.96	$ 1.11

9. Stockholders' Equity

The annual earnings (loss) per common share ("EPS") calculation is based on the collective averages of the weighted-average number of common shares outstanding during each quarter for earnings (loss) per common share and the collective averages of the weighted-average number of outstanding common shares and common share equivalents during each quarter for earnings (loss) per common share, assuming dilution. A reconciliation of the numerators and denominators for basic and diluted per share computations from continuing operations for the years ended December 31, 2001, 2000 and 1999, follows:

	Income (Numerator)	Weighted-avg. Shares (Denominator)	Per Share Amount
Basic and Diluted EPS			
Loss from continuing operations – **2001**	**$ (7,329)**	**14,135,311**	**$ (0.52)**
Basic EPS			
Earnings from continuing operations – 2000	$ 22,604	15,663,500	$ 1.44
Effect of Dilutive Securities			
Options	-	98,372	-
Convertible debenture options	-	33,905	-
Diluted EPS			
Earnings from continuing operations – 2000	$ 22,604	15,795,776	$ 1.43
Basic EPS			
Earnings from continuing operations – 1999	$ 22,473	18,242,021	$ 1.23
Effect of Dilutive Securities			
Options	-	143,243	-
Convertible debenture options	-	84,705	-
Diluted EPS			
Earnings from continuing operations – 1999	$ 22,473	18,469,969	$ 1.22

Options and debenture options to purchase 2,279,812 shares of the Company's common stock were outstanding at December 31, 2001, but were not included in the computation of diluted EPS because results of operations for the year were a loss. Of these potentially dilutive options, 6,039 (these are the only debenture options remaining) expire in 2002, 22,542 expire in 2004, 189,113 expire in 2005, 200,938 expire in 2006, 309,390 expire in 2007, 257,615 expire in 2008, 512,125 expire in 2009, 388,950 expire in 2010 and 393,100 expire in 2011.

In connection with the Shareholder Rights Plan adopted by the Company on October 30, 1996, preferred stock purchase rights were distributed to stockholders and are deemed to be attached to the outstanding shares of common stock of the Company. Under certain conditions, each right may be exercised to purchase one one-hundreth (1/100) share of a new series of preferred stock, at an exercise price of $100 per share (subject to adjustment). The rights, which do not have voting rights, expire in 2006, and may be redeemed by the Company at a price of $0.01 per right prior to a specified period of time after the occurrence of certain events. In certain events, each right (except certain rights beneficially owned by 10% or more owners, which rights are voided) will entitle its holder to purchase shares of common stock with a value of twice the then-current exercise price.

In March 2001, the Company's directors authorized an additional $60,000 stock repurchase program. From inception in January 1997, through December 31, 2001, repurchase authorizations have reached a total of $230,000.

10. Commitments and Contingencies

The Company has entered into various operating leases for transportation equipment (primarily railroad tank cars), chemical pipelines and storage facilities, office buildings and land and other miscellaneous items of equipment. The following is a schedule by year of future minimum rental payments for those operating leases with remaining noncancelable terms in excess of one year, as of December 31, 2001:

Years ending December 31	Operating Leases
2002	$ 2,976
2003	1,327
2004	496
2005	432
2006	147
Total minimum payments required	$ 5,378

Provisions applicable to certain transportation equipment leases provide for mileage credits computed on the basis of usage. No recognition has been given to the effect of such credits in the amounts presented above.

Rental expense, including short-term rentals (net of mileage credits of approximately $323, $110 and $365 for the years ended December 31, 2001, 2000 and 1999, respectively), was approximately $3,114, $3,283 and $1,820 for the years ended December 31, 2001, 2000 and 1999, respectively. In most cases, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Company operations are subject to a wide variety of environmental laws and regulations governing emissions to the air, discharges to water sources, and the handling, storage, treatment and disposal of waste materials, as well as other laws and regulations concerning health and safety conditions. The Company accrues for anticipated costs associated with investigatory and remediation efforts relating to the environment. At December 31, 2001 and 2000, the Company's estimated liability for these matters totaled $1,333 for both years as related to discontinued operations. The estimated liability related to continuing operations at December 31, 2001 and 2000, was $244 for both years. Based on information presently available, the Company believes any amounts paid in excess of the accrued liabilities will not have a material adverse effect on its financial position or results of operations.

In June 2000, an explosion at the Nissin Chemical plant in Japan disrupted the Company's supply of hydroxylamine. This is a key ingredient in the Company's patented HDA® remover products for the semiconductor industry. The Nissin plant was the world's sole supplier of hydroxylamine until late 1999 when BASF established production in Germany. Initially, BASF's supply capabilities were less than the worldwide demand for hydroxylamine. As a result, BASF allocated hydroxylamine to its customers, including the Company, which in turn put its customers on allocation for its hydroxylamine-containing products. Subsequent capacity expansions by BASF and customer conservation methods taught by the Company contributed to eliminate the hydroxylamine shortage and enabled the Company to suspend allocations of HDA® remover products during 2001. However, allocations may become necessary again if demand picks up before additional supplies of hydroxylamine become available. Although both Nissin and Honeywell International, Inc. previously announced plans to construct new hydroxylamine plants, it now appears that a new Nissin plant is on hold indefinitely and Honeywell has announced a delay in completion of its anticipated hydroxylamine plant until 2004.

While electronic chemical sales have been hurt by the disruption in hydroxylamine supply, the Company's business interruption insurance has helped to reduce the impact of the associated lost profits. The primary policy has a coverage limit of $25,000, less a one-time insurance deductible of $1,000, with an indemnity period for this claim of up to 30 months from June, 2000. Operations in Scotland are covered by a separate policy that provides a limit of liability of 6,000 British Pounds (approximately $8,500 in current U.S. dollars) with no deductible and an 18-month indemnity period from the date of loss. While the Company intends to vigorously pursue its claims with the insurance companies for its lost profits, the claims process can be lengthy and uncertain and successful recoveries cannot be predicted with certainty. Since June 2000, $12,900 has been recorded after meeting the one-time $1,000 deductible ($7,500 in 2001 and $5,400 in 2000) and reflected in the consolidated statement of operations as other operating income. At each quarter-end, the Company submits a claim for its losses for that quarter to the insurance company's adjuster. If the Company receives notification that payment will be made, a receivable is recorded at that quarter-end. A receivable balance of $3,400 was shown in other receivables at December 31, 2000, and was collected the first quarter of 2001. For the quarter ended December 31, 2001, the Company did not record an insurance recovery as it has been unable to reach an agreement with its carrier as to the amount of additional loss. Accordingly, no receivable was reflected at December 31, 2001.

The Company has pending several claims incurred in the normal course of business which, in the opinion of management and legal counsel, should be disposed of without material effect on the accompanying consolidated financial statements.

11. Other Income (Expense)

Other income (expense), net, for the years ended December 31 consists of:

	2001	2000	1999
Gain on sale of PSI (see note 3)	$ -	-	1,605
Gain on sale of captive insurance investment	1,138	-	-
Loss on note receivable	-	-	(1,000)
Other	(75)	(143)	(1,141)
	$ 1,063	(143)	(536)

12. Segment Information

The Company operates in two segments: Electronic and Other Specialty Chemicals and Polyurethane Chemicals. The Electronic and Other Specialty Chemicals segment produces specialty chemicals for use by others in electronic, agricultural, pharmaceutical, polymer and photosensitive applications. These Chemicals are typically produced by multi-step processing with products sold both on specification and performance. This segment includes research and development for new products and processes. The Polyurethane Chemicals segment produces aniline and nitrobenzene by a continuous production process. These chemicals generally require more processing to produce the end product used by consumers and are primarily sold under long-term contracts to industrial customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance and allocates resources based on the segment's profit or loss from operations before interest income and expense and income taxes. The Company's reportable segments are based on similarities in products and services, type and class of customers, production processes and methods of distribution.

The polyurethane chemicals segment had unaffiliated major customer sales (sales to customer exceed ten percent of consolidated revenues) of $128,326, $147,229 and $111,151 for the years ended December 31, 2001, 2000 and 1999, respectively.

The following is a breakdown by segment of selected consolidated financial information at December 31, 2001, 2000 and 1999 and for each of the years then ended:

	2001	2000	1999
Sales to unaffiliated customers:			
Electronic and Other Special Chemicals	$ 152,286	204,905	177,554
Polyurethane Chemicals	157,688	178,974	144,389
Total	$ 309,974	383,879	321,943
Operating profit (loss) before income taxes (benefit):			
Electronic and Other Specialty Chemicals	$ (24,725)	17,854	18,048
Polyurethane Chemicals	24,997	31,234	31,034
	272	49,088	49,082
Unallocated corporate expenses	(13,412)	(10,450)	(11,811)
Interest income (expense), net	(1,249)	(2,328)	(782)
Other income, net	1,063	(143)	(536)
Earnings (loss) from continuing operations before income taxes (benefit)	$ (13,326)	36,167	35,953
Depreciation and amortization:			
Electronic and Other Specialty Chemicals	$ 14,792	18,661	17,168
Polyurethane Chemicals	7,701	7,827	8,265
Corporate	2,156	1,966	1,555
Total	$ 24,649	28,454	26,988
Identifiable assets:			
Electronic and Other Specialty Chemicals	$ 144,888	252,041	253,014
Polyurethane Chemicals	98,990	103,610	100,976
	243,878	355,651	353,990
Corporate	58,566	28,092	45,865
Discontinued operations	-	-	2,532
Total	$ 302,444	383,743	402,387
Capital expenditures:			
Electronic and Other Specialty Chemicals	$ 14,203	11,307	16,399
Polyurethane Chemicals	3,996	4,186	3,245
Corporate	1,049	1,439	5,001
Total	$ 19,248	16,932	24,645

Electronic and Other Specialty Chemicals sales growth was hurt by a shortage of hydroxylamine raw material caused by an explosion in June 2000 at Nissin Chemical's plant in Japan. Net business interruption insurance of $5.4 million, after meeting a $1.0 million deductible, was recorded last year related to the incident and is reflected in other operating income.

Revenues from sales to all foreign countries were $67,093, $69,341 and $47,345 in 2001, 2000 and 1999, respectively, and are attributed to those countries based on ship-to location of customers. Identifiable assets in foreign countries were $29,618, $25,580 and $21,943. Identifiable assets by segment are those assets used in the Company's operations. Corporate assets and investments are principally cash and cash equivalents, nontrade receivables and certain other investments.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral on trade receivables. The Company believes that adequate allowances are maintained for any uncollectible trade receivables. Certain corporate expenses, primarily those related to the overall management of the Company, were not allocated to the operating segments.

13. Quarterly Financial Data (Unaudited)

Selected quarterly financial data follows:

	Quarters Ended				Year Ended
	03/31	06/30	09/30	12/31	12/31
2001:					
Sales	$ 91,673	89,009	61,529	67,763	309,974
Gross profit	$ 22,109	16,795	13,379	17,321	69,604
Earnings (loss) from continuing operations	$ 5,775	(16,920)	(1,015)	4,831	(7,329)
Net earnings (loss)	$ 5,775	(16,920)	(1,015)	4,831	(7,329)
Earnings (loss) per common share:					
Continuing operations	$ .41	(1.19)	(.07)	.34	(.52)
Net earnings (loss)	$ .41	(1.19)	(.07)	.34	(.52)
Earnings (loss) per common share, assuming dilution:					
Continuing operations	$ .40	(1.19)	(.07)	.34	(.52)
Net earnings (loss)	$ .40	(1.19)	(.07)	.34	(.52)

	Quarters Ended				Year Ended
	03/31	06/30	09/30	12/31	12/31
2000:					
Sales	$ 97,856	101,027	93,753	91,243	383,879
Gross profit	$ 24,876	26,462	21,199	23,140	95,677
Earnings from continuing operations	$ 5,814	6,059	5,152	5,579	22,604
Net earnings	$ 15,470	6,059	5,152	5,579	32,260
Earnings per common share:					
Continuing operations	$ .34	.38	.34	.38	1.44
Net earnings	$ .91	.38	.34	.38	2.06
Earnings per common share, assuming dilution:					
Continuing operations	$ .34	.38	.33	.38	1.43
Net earnings	$ .90	.38	.33	.38	2.04

The above quarterly earnings (loss) per share calculations are based on the weighted-average number of common shares outstanding during each quarter for earnings (loss) per common share and the weighted-average number of outstanding common shares equivalents during each quarter for the earnings (loss) per common share, assuming dilution.

Net earnings for the fourth quarter of 2001 reflect the recording of a $1,000 increase in anticipated tax benefit related to exiting custom and fine chemicals operations in June 2001. As a result, the effective tax rate for the fourth quarter of 2001 was twenty-two percent (22%).

14. Valuation and Qualifying Accounts

Details regarding the valuation allowances for discontinued operations and doubtful trade accounts and notes receivable for continuing operations are as follows:

	Beginning Balance	Charged to Costs and Expenses	Other Additions (Deductions)*	Ending Balance
Year ended December 31, 2001	**$ 2,263**	**708**	**(349)**	**2,622**
Year ended December 31, 2000	27,217	79	(25,033)	2,263
Year ended December 31, 1999	25,314	2,008	(105)	27,217

*Businesses disposed and/or amounts written off.

At December 31, 2001, valuation allowances were $1,750 related to a note received on the sale of PPC and $125 related to PPC legal and inventory issues with the balance of $747 related to the allowance for doubtful accounts on trade receivables.

15. Financial Instruments

Fair Value of Financial Instruments

At December 31, 2001 and 2000, cash and cash equivalents, trade receivables, notes receivable, trade payables, accrued liabilities and notes payable are reflected in the financial statements at cost, which approximates fair value, due to the short-term nature of these instruments. The revolving credit facility is based on floating interest rates and approximates fair value.

Derivative Financial Instruments

The Company enters into foreign currency option contracts and foreign exchange contracts to minimize its exposure related to receivables dominated in yen. To lessen the short-term effect of exchange rate fluctuations on consolidated performance, the Company uses derivative instruments to manage currency exposure on a portion of these yen-denominated receivables and future sales commitments. Gains and losses on contracts, designated as hedges, related to future sales commitments are deferred and subsequently recorded in net earnings in the period in which the related transactions are consummated. At December 31, 2001, the Company had no open derivative instrument contracts. The Company entered into two forward exchange contracts during 2001 and elected not to designate those instruments as hedges at their inception. Accordingly, changes in the fair value of the contracts during interim periods and at their close were reflected in the statement of operations. These contracts matured during the second quarter of 2001 and their impact was immaterial. Net realized and unrealized losses associated with similar instruments in 2000 and 1999 were also immaterial.

Independent Auditors' Report

The Board of Directors and Stockholders
ChemFirst, Inc.:

We have audited the consolidated balance sheets of ChemFirst Inc and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChemFirst Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Jackson, Mississippi
February 15, 2002

ChemFirst Companies, Directors and Officers

ChemFirst Companies

ChemFirst Electronic Materials L.P.
(Electronic Chemicals and Specialty Polymers)
P. O. Box 819005
Dallas, Texas, 75381-9005
-and-
1515 Nicholas Road
Dayton, Ohio 45418
William W. Wilkison, President

ChemFirst Electronic Materials Japan K.K.
(Electronic Chemicals)
KSP R&D D-342
3-2-1 Sakado, Takatsu-ku, Kawasaki
Kanawaga, 213-0012 Japan
Nobuhiko Umeno, Representative Director

EKC Technology, Inc.
(Electronic Chemicals)
1320 El Capitan Drive
Danville, California 94526
P. Jerry Coder, President

EKC Technology, Ltd.
(Electronic Chemicals)
19 Law Place
Nerston, Industrial Estate
East Kilbride
Glasgow G74 4QL Scotland
Connell Boyle, Managing Director

EKC Technology K.K.
(Electronic Chemicals)
KSP R&D D3 42
3-2-1 Sakado, Takatsu-ky, Kawasaki
Kanawaga, 213-0012 Japan
Satoshi Kumasaka, Managing Director

First Chemical Corporation
(Aniline and Other Specialty Chemicals)
P.O. Box 7005
Pascagoula, Mississippi 39568-7005
-and-
First Chemical Texas, L.P.
(Aniline)
P.O. Box 1607
Baytown, Texas 77520
George M. Simmons, President

Directors

Richard P. Anderson 2, 3
Maumee, Ohio
Chairman
The Andersons Inc.
Agribusiness

Paul A. Becker 1
Vero Beach, Florida
Private Investor
General Partner, Summit Investment Management

Michael J. Ferris 2
Houston, Texas
President and Chief Executive Officer,
Pioneer Companies, Inc.

James E. Fligg 2,5
Naples, Florida
Retired, Former Senior Executive Vice President,
BP Amoco, p.l.c.

Robert P. Guyton 1
Sea Island, Georgia
Financial Consultant

Dr. Paul W. Murrill 1, 5
Baton Rouge, Louisiana
Professional Engineer

John F. Osborne 3
Twin Bridges, Montana
President,
Competitive Customer Support
Consulting services for the semiconductor industry

William A. Percy, II 2, 4
Greenville, Mississippi
Chairman of the Board,
Staple Cotton Cooperative Association

Dan F. Smith 1
Houston, Texas
President and Chief Executive Officer,
Lyondell Chemical Company

Leland R. Speed 3, 4
Jackson, Mississippi
Chairman,
EastGroup Properties
Parkway Properties
Real Estate Trust Companies

Dr. R. Gerald Turner 3, 4
Dallas, Texas
President,
Southern Methodist University

J. Kelley Williams
Jackson, Mississippi
Chairman and Chief Executive Officer,
ChemFirst Inc.

1. Audit Committee
2. Compensation and Human Resources Committee
3. Committee on Director Affairs
4. ChemFirst Foundation Inc. Board of Trustees
5. Mr. Fligg and Dr. Murrill are retiring from the ChemFirst Board at the end of their terms in May, 2002

Officers

J. Kelley Williams
Chairman
Chief Executive Officer

R. Michael Summerford
President
Chief Operating Officer

Max P. Bowman
Vice President
Chief Financial Officer

Daniel P. Anderson
Vice President
Health, Safety and Environmental Affairs

William B. Kemp
Vice President
Human Resources

J. Steve Chustz
General Counsel

William R. Jordan
Associate General Counsel

Troy B. Browning
Controller

James L. McArthur
Secretary
Manager, Investor Relations

Corporate Information

Transfer Agents for Common Stock

American Stock Transfer & Trust Company
877-777-0800
E-mail: info@amstock.com
Internet: http://www.amstock.com

Mailing Address:
59 Maiden Lane
New York, New York 10038

Overnight Address:
6201 15th Avenue
Brooklyn, NY 11219

ChemFirst Inc.
Stock Transfer Department
700 North St
Jackson, Mississippi 39202-3095
(601) 948-7550
e-mail: ir@chemfirst.com

Common Stock Registrars

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Stock Listing

New York Stock Exchange
TRADING SYMBOL: CEM

Note: *The Wall Street Journal* and many other major daily newspapers list the stock as ChemFst.

Investor Relations

If you have questions concerning ChemFirst Inc. or your investment in the Company, we will be pleased to assist you. Contact:

James L. McArthur
Secretary
Manager, Investor Relations
ChemFirst Inc.
P.O. Box 1249
Jackson, Mississippi 39215-1249
(601) 948-7550
e-mail: ir@chemfirst.com

Independent Public Accountants

KPMG LLP
1100 One Jackson Place
Jackson, Mississippi 39201-9988

Stockholder Reports

Stockholders with stock in brokerage accounts who wish to receive quarterly stockholder reports and other information directly from the Company, may do so by writing, calling or e-mailing the Company's Investor Relations department. Quarterly earnings reports may also be accessed via the Company's Internet site located at www.chemfirst.com.

Form 10-K

Stockholders may obtain without charge a copy of the ChemFirst Inc. 10-K as filed with the Securities and Exchange Commission by calling or writing the Company's Investor Relations department, or on the Company's Internet site located at www.chemfirst.com.

Annual Meeting

The Annual Meeting of Stockholders will be held May 21, 2002, at 1:30 p.m. at the Hilton Jackson, 1001 East County Line Rd., Jackson, Mississippi.

Stockholders are cordially invited to attend and participate in the business of the meeting. Those who are unable to attend are requested to return their proxy cards to the Registrar in the envelope that accompanies the proxy.

ChemFirst Inc.®

STOCK MARKET INFORMATION

The high and low recorded prices of the Company's common stock and cash dividends declared during 2001 and 2000 are presented in the table below. There were approximately 3,516 shareholders of record as of March 5, 2002.

	2001			2000		
	High	Low	Dividend Rate	High	Low	Dividend Rate
1st Quarter	**27.90**	**21.25**	**.10**	22.00	18.32	.10
2nd Quarter	**27.90**	**24.00**	**.10**	24.13	17.63	.10
3rd Quarter	**26.55**	**19.60**	**.10**	24.75	20.75	.10
4th Quarter	**24.05**	**19.80**	**.10**	23.13	18.83	.10
For the Year	**27.90**	**19.60**	**.40**	24.75	17.63	.40

ChemFirst Inc.

ChemFirst Inc. Post Office Box 1249 Jackson, Mississippi 39215-1249